As filed with the Securities and Exchange Commission on February __, 1997


                            Registration No. 333-12353


                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                              AMENDMENT NO. 1
                                     TO
                                  FORM S-4


                           REGISTRATION STATEMENT
                                   under
                         THE SECURITIES ACT OF 1933


                        FIRST COMMERCIAL CORPORATION
               (Exact name of registrant as specified in its charter)

         Arkansas                 6711            71-0540166
(State or other jurisdiction        (Primary Standard      (I.R.S. Employer
of incorporation or organization)   Industrial Classi-      Identification
                                    fication Code No.)           No.)

            400 West Capitol Avenue, Little Rock, Arkansas 72201
                               (501) 371-7000

     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Barnett Grace, Chairman of the Board
                        First Commercial Corporation
                          400 West Capitol Avenue
                        Little Rock, Arkansas  72201
                               (501) 371-7000
          (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copy to:

                           John Clayton Randolph
                          Friday, Eldredge & Clark
                    400 West Capitol Avenue, Suite 2000
                     Little Rock, Arkansas  72201-3493

Approximate date of commencement of proposed sale of the securities  to the
public:    Upon  the  effective  date  of  the  merger  described  in  this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.
                                                          [ ]

                      [City National Bank Letterhead]



Dear Stockholder:

A Special Meeting of the Stockholders of City National Bank ("CNB") will be held on March 18, 1997, at 4:00 p.m., local time, at the main office of City National Bank, 1125 Highway 110 North, Whitehouse, Texas.

The purpose of the meeting is to ask you to approve the merger (the "Merger") of CNB with and into Tyler Bank and Trust, N.A., Tyler, Texas, a wholly-owned subsidiary of First Commercial Corporation, Little Rock, Arkansas ("First Commercial"). The Merger is subject, among other things, to the approval of the holders of at least two-thirds (2/3) of the shares of common stock of CNB ("CNB Stock"). If the Merger is consummated, each holder of CNB Stock will be entitled to receive .84352 shares of First Commercial common stock (with cash payments in lieu of fractional shares) for each outstanding share of CNB Stock held at the effective date of the Merger. As discussed in detail in the Joint Proxy Statement/Prospectus referred to below, of the .84352 shares of First Commercial common stock CNB stockholders will be entitled to receive for each outstanding share of CNB Stock, .05797 shares will be held in escrow pending the outcome of certain litigation.

CITY NATIONAL BANK'S BOARD OF DIRECTORS AND MANAGEMENT RECOMMEND APPROVAL OF THE MERGER.

Enclosed with this letter are a Notice of Special Meeting, a Proxy Form and return envelope and a Joint Proxy Statement/Prospectus, which contains a detailed description of the entire transaction. Please read the enclosed material carefully. Because your vote is important, we urge you to complete, date, sign and return the Proxy Form in the enclosed envelope.

                              Sincerely,

                              /s/ Clyde A. Weaver


Whitehouse, Texas
February __, 1997

                 NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


To The Stockholders of City National Bank:

Notice is hereby given that a Special Meeting of the Stockholders of City National Bank ("CNB") will be held on March 18, 1997, at 4:00 p.m., local time, at the main office of City National Bank, 1125 Highway 110 North, Whitehouse, Texas, for the following purposes:

     1. To consider and act upon a proposal to approve a plan of merger providing for the merger (the "Merger") of CNB with and into Tyler Bank and Trust, N.A., Tyler, Texas ("TBT"), a wholly-owned subsidiary of First Commercial Corporation, Little Rock, Arkansas ("First Commercial"), as a result of which each outstanding share of common stock of CNB ("CNB Stock") will be converted into .84352 shares of First Commercial common stock (with cash payments in lieu of fractional shares), and of which shares, .05797 shares will be held in escrow pending the outcome of certain litigation. Such approval, if voted, shall be deemed to constitute the ratification, confirmation and approval of the execution and delivery by CNB of the Plan and Agreement of Merger Among First Commercial, TBT and CNB dated May 9, 1996, as amended on October 16, 1996 and December 26, 1996.

     2. To transact such other business as may properly be brought before the Special Meeting or at any adjournment thereof.

Information regarding the matters to be acted upon at the meeting is contained in the accompanying Joint Proxy Statement/Prospectus. Consummation of the Merger is conditioned upon approval by the holders of at least two-thirds (2/3) of the outstanding shares of CNB Stock. Only those holders of CNB Stock of record at the close of business on February 3, 1997, are entitled to notice of, and to vote at, the Special Meeting and any adjournment thereof.

Dissenting shareholders who comply with the procedural requirements of 12 U.S.C. Section 215a(b), (c) and (d) will be entitled to receive payment of the cash value of their shares if the Merger is approved.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Special Meeting, please mark, date and sign the enclosed Proxy and return it promptly.

                         By Order of the Board of Directors

                            /s/ Nancy Duress
                         Secretary
Whitehouse, Texas
February __, 1997

                      JOINT PROXY STATEMENT/PROSPECTUS

                               PROSPECTUS FOR

                        FIRST COMMERCIAL CORPORATION

                                145,507 Shares

                                Common Stock

                        ($3.00 par value per share)


                            PROXY STATEMENT FOR

                   CITY NATIONAL BANK, WHITEHOUSE, TEXAS


First Commercial Corporation ("First Commercial") has filed a registration statement pursuant to the Securities Act of 1933, as amended, covering 145,507 shares of First Commercial Common Stock, $3.00 par value per share (the "First Commercial Stock"), which are being offered in connection with a proposed transaction in which City National Bank, Whitehouse, Texas ("CNB"), will be merged into Tyler Bank and Trust, N.A., Tyler, Texas ("TBT"), a wholly-owned subsidiary of First Commercial. This document constitutes a proxy statement for CNB in connection with the proposed transaction described herein and a prospectus of First Commercial with respect to the offering of its shares of common stock.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


No person is authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered hereby, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Prospectus nor any distribution of the securities offered hereby shall, under any circumstances, create an implication that there has been no change in the affairs of First Commercial or CNB since the date hereof.


The date of this Joint Proxy Statement/Prospectus is February __, 1997.

                           AVAILABLE INFORMATION

First Commercial is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning First Commercial may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, such material may be accessed at the Commission's Web site (http://www.sec.gov).

First Commercial has filed with the Commission a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.
                                 __________

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

AS IS MORE FULLY SET FORTH UNDER "INFORMATION CONCERNING FIRST COMMERCIAL" ELSEWHERE HEREIN, THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. FIRST COMMERCIAL HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS RELATING TO FIRST COMMERCIAL THAT HAVE BEEN INCORPORATED BY REFERENCE HEREIN, OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE THEREIN. REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO J. LYNN WRIGHT, CHIEF FINANCIAL OFFICER, FIRST COMMERCIAL CORPORATION, POST OFFICE BOX 1471, LITTLE ROCK, ARKANSAS 72203, TELEPHONE (501) 371-7000. IN ORDER TO INSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MARCH 13, 1997.

                             TABLE OF CONTENTS

                                                                 Page

AVAILABLE INFORMATION                                                     i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                           i

INTRODUCTION                                                             iv

SUMMARY                                                                  iv
     The Companies                                                        v
     The CNB Transaction                                                  v
     Regulatory Approval                                                 vi
     Dissenting Stockholders                                             vi
     Federal Income Tax Consequences                                     vi
     Selected Financial Data - First Commercial                         vii
     Comparative Per Share Data                                        viii

THE CITY NATIONAL BANK TRANSACTION                                        1
     General                                                              1
     The CNB Special Meeting                                              1
     Escrow Shares                                                        1
     Shares Entitled to Vote; Vote Required                               2
     Solicitation, Voting and Revocation of Proxies                       2
     The CNB Merger                                                       3

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION                       12

INFORMATION CONCERNING CITY NATIONAL BANK                                27
     Business of CNB                                                     27
     CNB Stock                                                           27
     Selected Financial Data - City National Bank                        30
     Management's Discussion and Analysis or Plan
          of Operation                                                   31

INFORMATION CONCERNING FIRST COMMERCIAL                                  34
     Information Incorporated by Reference                               34
     Recent Developments                                                 35

COMPARATIVE RIGHTS OF SHAREHOLDERS                                       35
     General                                                             35
     Authorized and Issued Shares                                        36
     Dividends                                                           36
     Voting Rights                                                       37
     Preemptive Rights                                                   39
     Indemnification of Directors and Officers and
          Limitation of Director Liability                               40
     Filling Vacancies on the Board of Directors                         41
     Nomination of Director Candidates and Advance
       Notice of Matters to be Brought Before an
       Annual Meeting by Stockholders                                    41
     Fair Price Provision                                                43

LEGAL OPINIONS                                                           44

EXPERTS                                                                  45

FINANCIAL STATEMENTS OF CITY NATIONAL BANK                          F-CNB-1

Appendix A     -    12 USC Section 215a(b), (c) and (d)

                                INTRODUCTION

This Joint Proxy Statement/Prospectus describes and submits for the vote of the stockholders of City National Bank, Whitehouse, Texas the proposed merger of City National Bank into Tyler Bank & Trust, N.A., Tyler, Texas. A summary of the City National Bank merger begins on page v, and a more detailed description beings on page 1. Pro forma combined financial statements depicting the effect of the merger are presented beginning on page 12.

                                  SUMMARY

The following summary of the proposed transactions is qualified in its entirety by the more detailed information appearing elsewhere herein and in the appendices hereto.

The Companies

First Commercial Corporation

First Commercial Corporation ("First Commercial") is the largest multi-bank holding company headquartered in Arkansas, with its corporate offices located in Little Rock. The Company offers a broad range of bank and bank-related services through 15 commercial banking institutions in Arkansas, seven institutions in the State of Texas, one institution in each of the States of Louisiana and Tennessee, and a 50% interest in a commercial banking institution in Oklahoma. In addition, subsidiaries of the Company provide trust services and investment services, offer first mortgage loans and perform mortgage loan servicing operations. First Commercial is incorporated under the laws of the State of Arkansas. The executive offices of the Company are located at 400 West Capitol Avenue, Little Rock, Arkansas 72201, telephone number: (501) 371-7000. See "Information Concerning First Commercial."

Tyler Bank and Trust, N.A., Tyler, Texas

Tyler Bank and Trust, N.A. ("TBT") is a wholly-owned national banking subsidiary of First Commercial headquartered in Tyler, Texas. TBT is the third largest bank in Tyler, Texas with one full service branch and three ATM locations. TBT offers a large number of bank and bank-related services and is the leading mortgage and residential construction lender in Smith County. TBT has two wholly owned subsidiaries: Commercial Capital Funding, Inc., located in Dallas, Texas, which provides operating capital to moderate and small businesses by factoring accounts receivable, and Aircraft Financing, Inc., located in Tyler, Texas, which provides financing for the purchase of various types of aircraft at the consumer, commercial, wholesale and retail levels. TBT's principal office is located at 100 East Ferguson, Tyler, Texas 75702, telephone number: (903) 595-1941.

City National Bank, Whitehouse, Texas

City National Bank ("CNB") is a national banking association headquartered in Whitehouse, Texas. CNB provides consumer and commercial lending for the Whitehouse and southeast Tyler communities. CNB has branches located in Gresham, the Lake Palestine area, the West Loop in Tyler and Gentry Parkway in Tyler. CNB's principal office is located at 1125 Highway 110 North, Whitehouse, Texas 75791, telephone number: (903)839-6000. As of September 30, 1996, CNB had total assets of $41.6 million, total deposits of $37.2 million and total stockholders' equity of $2.8 million. See "Information Concerning City National Bank."

The CNB Transaction

The CNB Merger

Stockholders of CNB are being asked to consider and vote upon a proposal to approve the merger of CNB with and into TBT (the "CNB Merger") pursuant to the terms of a Plan and Agreement of Merger Among First Commercial, TBT and CNB dated May 9, 1996, as amended on October 16, 1996 and December 26, 1996
(the "CNB  Agreement").    Under  the  terms of  the  CNB  Agreement,  each
outstanding share  of CNB Stock will  be converted into a  right to receive
 .84352  shares  of  common  stock, $3.00  par  value  per  share,  of First
Commercial  (the "First  Commercial Stock").   Cash will  be paid  by First
Commercial  in lieu  of issuing  fractional shares.   The  First Commercial
Stock  and cash  to be  delivered to  the CNB Stockholders  are hereinafter
referred  to  as the  "CNB  Merger  Consideration."    Of such  CNB  Merger
Consideration, .05797 shares of First Commercial Stock for each outstanding share of CNB Stock will be held in escrow pending the outcome of certain litigation. See "The City National Bank Transaction - Escrow Shares." CNB will have the right to terminate the CNB Agreement in the event the price of a share of First Commercial Common Stock drops below $32.00 per share
for  a period of time.   See "The City National Bank  Transaction - The CNB
Special Meeting."
The CNB Special Meeting

A special meeting of the stockholders of CNB (the "CNB Special Meeting") will be held on Tuesday, March 18, 1997, at the time and place set forth in the accompanying Notice of Special Meeting of Stockholders. Only record holders of the Common Stock, $5.00 par value per share, of CNB (the "CNB Stock") on February 3, 1997 are entitled to notice of and to vote at the Special Meeting. On that date, there were 172,500 shares of CNB Stock outstanding, each of which is entitled to one vote at the CNB Special Meeting.

Vote Required

The affirmative vote of the holders of at least two-thirds of the outstanding shares of CNB Stock is required to approve the CNB Agreement.

Reasons for the CNB Merger

The Boards of Directors of First Commercial, TBT and CNB have determined that the CNB Merger, pursuant to the terms of the CNB Agreement, is desirable and in the best interest of each organization and its respective stockholders.

The Board of Directors of CNB has recommended that CNB Stockholders vote for the approval, ratification and confirmation of the CNB Merger. See "The City National Bank Transaction - The CNB Merger."
First Commercial, as the sole stockholder of TBT, will vote to approve the CNB Merger.

Regulatory Approval

Consummation of the CNB Merger requires the prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve") and the Office of the Comptroller of the Currency of the United States (the "OCC") and the Texas Department of Banking. Applications for such regulatory approval for the CNB Merger were filed on June 14, 1996, July 18, 1996 and June 14, 1996, respectively. The Federal Reserve, the OCC and the Texas Department of Banking have approved the CNB Merger. See "The City National Bank Transaction - The CNB Merger."

Dissenting Stockholders

Stockholders of CNB who comply with the specific procedures set forth in 12 U.S.C. Section 215a(b), (c) and (d), which are described elsewhere herein, will have the right to dissent from the CNB Merger, in which event, if such merger is consummated, they may be entitled to receive in cash the
fair value  of  their shares  of  CNB  Stock.    See  "The  City  National
Bank Transaction - The CNB Merger.

Federal Income Tax Consequences

The CNB Merger will qualify as a tax-free corporate reorganization for federal income tax purposes if it satisfies the specific requirements of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and pertinent judicial decisions. The most important of these requirements is that: (i) no stock of TBT may be used in the transactions; (ii) substantially all of the properties of CNB must be acquired by TBT in connection with the merger; and (iii) the stockholders of CNB must maintain a "continuity of interest" in First Commercial after the merger. Based upon the representation that these requirements will be satisfied in connection with the transaction, and subject to certain other assumptions and representations set forth in its opinion, Friday, Eldredge & Clark, special tax counsel to First Commercial, will render its opinion to the effect that, among other things, no taxable gain or loss will be recognized for federal income tax purposes by the stockholders of CNB solely upon receipt of the First Commercial Stock in exchange for their shares of CNB Stock in connection with the merger. See "The City National Bank Transaction - The CNB Merger."


     Selected Financial Data - First Commercial


     The following selected financial data should be read in conjunction with the more detailed information and financial statements, including the notes thereto, set forth in this document and incorporated herein by reference.
     See "Information Concerning First Commercial."

                     FIRST COMMERCIAL CONSOLIDATED SELECTED FINANCIAL DATA
                              (In thousands, except per share data)

                                          (Unaudited)

                                 Nine Months Ended                  Year Ended December 31,
                                 September 30 <F1>
                                   --------------                     --------------------

                                 1996          1995           1995          1994           1993         1992         1991
                                 ----          ----           ----          ----           ----         ----         ----
Period Ended:
 Net Interest Income          $  160,337     $ 134,158     $  184,550    $  159,445   $  144,574    $  133,408    $  119,056
 Provision for
 Possible Loan and
 Lease Losses                      4,871         1,740          3,059        (3,092)       4,416         8,941         9,992
 Net Income                       49,795        41,244         56,910        50,308       45,965        39,967        33,961
 Per Common Share
  Data: <F2>
   Net Income                       1.74          1.50           2.07          1.87         1.66          1.45          1.29
   Cash Dividends                    .60           .59            .74           .64          .51           .40           .34
   Book Value                      16.00         13.99          15.06         12.85        12.06         10.65          9.74


Average Assets                 5,212,460     4,522,357      4,652,368     4,235,586    3,812,409     3,313,162     2,997,988
Average Common Equity            449,331       371,771        378,807       337,557      310,252       271,598       229,975
Average Total Equity             449,331       371,771        378,807       339,244      320,872       282,218       239,460

Ratios(%)
 Return on:
  Average Assets                    1.31          1.29           1.22          1.19         1.21          1.21          1.13
  Average Common Equity            14.97         15.49          15.02         14.87        14.43         14.27         14.30
Average Total Equity
  to Average Assets                 8.62          8.22           8.14          8.01         8.42          8.52          7.99


<F1>
       The unaudited  operating results  for First  Commercial for  the nine  months ended September  30, 1996 and  1995, in the opinion of  First Commercial  management, included  all adjustments  (consisting solely  of normal  recurring
       adjustments) necessary for a  fair presentation.  Interim  results for the nine   months ended September 30, 1996, are
       not necessarily indicative of results for the full year 1996.

<F2>
       All per share data has been restated to reflect the 10% stock dividend declared July 1992, the 3  for 2 stock split in the form of a  stock dividend  declared November  1993, the 5% stock  dividend declared November 1994,  the 7%  stock dividend declared November 1995 and the 5% stock dividend declared October 1996.

 Comparative Per Share Data

 Information presented below may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or indicative of future results.

                                Nine Months Ended          Years Ended
                                 Sept. 30, (1)            December 31,
                                 --------------            ------------

                                  1996     1995        1995     1994    1993
                                  ----     ----        ----     ----    ----

Earnings Per Common Share
(before the cumulative
effect of a change in
accounting principle common
share):
 Historical:
 First Commercial (2)             1.74     1.50        2.07     1.87     1.66
 CNB                              1.94     1.30        1.54     2.05     2.38
 Pro Forma - First Commercial     1.74     1.50        2.07     1.87     1.66
 Pro Forma Equivalent Share
  Basis -
 CNB (3)                          1.47     1.27        1.75     1.58     1.40

Cash Dividents Per Common
 Share:

Historical:
 First Commercial (2)             .60      .54         .74      .64      .51
 CNB (3)                            0        0           0      .25        0
Pro Forma - First Commercial      .60      .54         .74      .63      .51
Pro Forma Equivalent Share
 Basis -
 CNB (3)                          .51      .46         .62      .53      .43

Book Value Per Common Share
(period end):

Historical:
 First Commercial (2)           16.00      ---       15.06      ---      ---
 CNB                            16.28      ---       14.39      ---      ---
 Pro Forma - First Commercial   16.02      ---       15.07      ---      ---
 Pro Forma Equivalent Share
 Basis -
 CNB (3)                        13.51      ---       12.71      ---      ---


 (1) The unaudited operating results for First Commercial and CNB for the nine months ended September 30, 1996 and 1995, in the opinion of First Commercial and CNB management, included all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation. Interim results for the nine months ended September 30, 1996, are not necessarily indicative of results for the full year 1996.

 (2) All First Commercial Corporation historical and pro forma per share data has been restated to reflect the 5% stock dividend declared November 1994, the 7% stock dividend declared November 1995, and the 5% stock dividend declared October 1996.

 (3) The pro forma equivalent share amounts are computed by multiplying First Commercial's pro forma share information by .84352.

                          THE CITY NATIONAL BANK TRANSACTION

       Information in this section relates to the proposed merger of City National Bank, Whitehouse, Texas ("CNB") into Tyler Bank and Trust, N.A., Tyler, Texas ("TBT"), a wholly-owned national banking association of First Commercial Corporation ("First Commercial") (the "CNB Merger").

       General

       This Joint Proxy Statement/Prospectus is furnished to the stockholders of CNB in connection with the solicitation of proxies on behalf of its Board of Directors for use at a special meeting of stockholders of CNB (the "CNB Special Meeting") to be held on the date and at the time and place specified in the accompanying Notice of Special Meeting of Stockholders or any adjournment thereof.

       CNB and First Commercial each have supplied all information included herein with respect to itself.

       This Joint Proxy Statement/Prospectus was first mailed to shareholders of CNB on February __, 1997.

       The CNB Special Meeting

       The purpose of the CNB Special Meeting is to consider and vote upon a proposal to approve the CNB Merger pursuant to the terms of a Plan and Agreement of Merger among First Commercial, TBT and CNB dated May 9, 1996, as amended on October 16, 1996 and December 26, 1996 (the "CNB Agreement"). Under the terms of the CNB Agreement, each outstanding share of common stock of CNB, $5.00 par value per share (the "CNB Stock"), will be canceled and converted into the right to receive
       .84352 shares of First Commercial common stock, $3.00 par value per share (the "First Commercial Stock"), with cash payment due in lieu of any fractional shares. The First Commercial Stock and cash in lieu of fractional shares to be delivered to CNB stockholders are hereinafter referred to as the "CNB Merger Consideration." See "The City National Bank Transaction - The CNB Merger." The CNB Merger Consideration is subject to adjustment. See "The City National Bank Transaction - Escrow Shares."

       CNB may terminate the Agreement if the average of the individual averages of the bid and asked prices of a share of First Commercial Stock as reported on the Nasdaq National Market for the twenty business days preceding the Closing Date shall be less than $32.00 per share. The average of the bid and asked price of a share of the First Commercial Stock on February __, 1997, was $_________.

       Escrow Shares

       Under the terms of the CNB Agreement, an aggregate of 145,507 shares of First Commercial Stock are to be issued to the CNB Stockholders. The CNB Agreement provides, however, that on the Closing Date, 10,000 shares of the CNB Merger Consideration will be placed in escrow (the "Escrow Shares") in connection with certain litigation brought by Betty

       Sizemore against CNB and TBT (the "Sizemore Dispute"). In the event First Commercial incurs any liabilities on behalf of CNB (or TBT as successor to CNB) in connection with the Sizemore Dispute, Escrow Shares will be used to pay First Commercial, as an adjustment to the CNB Merger Consideration, for any such liabilities. The value of any Escrow Shares paid to First Commercial shall be based on the value of such shares at the Closing Date. All Escrow Shares remaining in escrow after satisfaction of the liabilities, if any, incurred by First Commercial, shall be released to the CNB stockholders. The reduction of the Merger Consideration by the number of Escrow Shares will result in stockholders of CNB receiving, pending resolution of the Sizemore Dispute, .05797 fewer shares of First Commercial Stock for each share of CNB Stock held as of the Closing Date.

       Shares Entitled to Vote; Vote Required

       Only holders of record of the CNB Stock at the close of business on February 3, 1997 (the "CNB Record Date") will be entitled to notice of and to vote at the CNB Special Meeting. On that date, the number of outstanding shares of the CNB Stock was 172,500, each share of which is entitled to one vote on each matter to come before the CNB Special Meeting. Under national banking laws approval of the CNB Merger requires the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of CNB Stock. Abstentions will not be counted as affirmative votes. Directors, executive officers and their affiliates who own or control approximately 90.7% of the outstanding shares of CNB Stock entitled to vote have indicated that they will vote in favor of the CNB Merger.

       Solicitation, Voting and Revocation of Proxies

       In addition to soliciting proxies by mail, directors, officers and employees of CNB, without receiving additional compensation therefor, may solicit proxies by telephone and in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of CNB Stock, and CNB will reimburse such parties for reasonable out-of-pocket expenses incurred in connection therewith. The cost of soliciting proxies is being paid by CNB.

       The proxies that accompany this Joint Proxy Statement/Prospectus permit each holder of CNB Stock on the CNB Record Date to vote on all matters that come before the CNB Special Meeting. When a stockholder specifies his choice on the proxy with respect to a matter being voted upon, the shares represented by the proxy will be voted in accordance with such specification. If no such specification is made, the shares will be voted in favor of approval of the CNB Merger. A proxy may be revoked by (i) giving written notice of revocation at any time before its exercise to Nancy Duress, Secretary, P.O. Box 710, Whitehouse, Texas 75791, (ii) executing and delivering to Nancy Duress at any time before its exercise a proxy bearing a subsequent date or (iii) attending the CNB Special Meeting and voting in person.

       The Board of Directors of CNB is not aware of any business to be acted upon at the CNB Special Meeting other than consideration of the CNB

       Merger. If, however, other proper matters are brought before the CNB Special Meeting, or any adjournments thereof, the persons appointed as proxies will have discretion to vote or abstain from voting thereon according to their best judgment.

       The CNB Merger

       General

       On June 18, 1996, and July 24, 1996, the Boards of Directors of First Commercial and CNB, respectively, each approved the CNB Agreement. The description of the CNB Agreement herein does not purport to be complete and is qualified in its entirety by reference to the CNB Agreement, which is made an exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part and is incorporated herein by reference.
       Under the CNB Agreement, CNB will be merged into TBT, and each share of CNB Stock outstanding on the Effective Date, as defined herein, will be converted into the right to receive .84352 shares of First Commercial Stock. The exchange ratio was based upon historical and projected earnings of CNB, the amounts of CNB assets and liabilities, and the market value of First Commercial Stock. Projected earnings were based primarily on historical trends. The Merger Consideration is subject to reduction by the number of Escrow Shares. See "The City National Bank Transaction -Escrow Shares."

       The CNB Agreement was the result of arm's-length negotiations between representatives of First Commercial and CNB. CNB's Board of Directors believes the terms of the CNB Merger are fair.

       First Commercial is an Arkansas corporation and a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). CNB and TBT are each national banking associations operating under the laws of the United States of America.

       Stockholders of CNB will exchange their stock certificates for new certificates evidencing shares of First Commercial Stock. After the CNB Merger, and until so exchanged, the shares of CNB Stock will represent the right to receive the number of shares of First Commercial Stock into which such shares of CNB Stock will be converted. See "Distribution of First Commercial Stock Certificates" below.

       Reasons for the CNB Merger

       Several factors were important in the CNB Board's decision to pursue this opportunity for a merger with First Commercial's subsidiary, TBT. First, based on the market price of First Commercial's Stock at the time the negotiations began, it was apparent that the value of the proposed transaction was in the best interest of shareholders. A second important consideration of the Board of Directors was that First Commercial's Stock prices are quoted on the Nasdaq National Market and there is apparently sufficient market volume in the stock to afford shareholders of CNB an opportunity for liquidity. A third important consideration was First Commercial's sound record of dividend payout. A fourth and extremely important consideration in the decision was the financial soundness of First Commercial. Based on the financial information provided CNB directors concerning the financial performance of First Commercial over the preceding two years, it was apparent that First Commercial met or exceeded all soundness criteria comparable with its peer group. Additionally, its profitability performance had been at or above levels of peer financial institutions. A fifth important consideration was the general environment of the commercial banking industry in this country and the substantially enhanced activity of merger and acquisition opportunities in the industry.

       In summary, the Board of Directors of CNB believes that the proposed CNB Merger is in the best interests of its shareholders.

       Federal Income Tax Consequences

       The following is a discussion of certain of the material federal income tax considerations in connection with the CNB Merger and the tax opinion of Friday, Eldredge & Clark, special tax counsel to First Commercial.

       The CNB Merger will qualify as a tax-free corporate reorganization for federal income tax purposes under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code, as amended (the "Code"), if it satisfies the specific requirements of the Code, the regulations promulgated thereunder, and pertinent judicial decisions. The most important of these requirements is that (i) no stock of TBT may be used in the transaction, (ii) substantially all of the properties of CNB must be acquired by TBT in connection with the CNB Merger (the "Substantially All Test"), and (iii) the stockholders of CNB must, collectively as a group, maintain a "continuity of interest" in First Commercial after the CNB Merger (the "Continuity of Interest Test").

       The merger transaction does not contemplate the use of any stock of TBT in the transaction, and, accordingly, this requirement should be satisfied. For private letter ruling purposes, the Internal Revenue Service ("IRS") generally regards the Substantially All Test to be satisfied if at least 90% of the fair market value of CNB's net assets and at least 70% of the fair market value of CNB's gross assets held by CNB immediately prior to the transaction are acquired in connection with the CNB Merger. Management of CNB and TBT believe that this test will be satisfied in connection with the transaction contemplated by the CNB Merger. The IRS takes the position that the Continuity of Interest Test will be satisfied if the former CNB stockholders receive, in the CNB Merger, a number of shares of First Commercial Stock having a value, as of the Effective Date (as defined herein), equal to at least fifty percent (50%) of the value of all the outstanding stock of CNB as of such date. In general, this requires the stockholders of CNB to collectively surrender at least 50% of their CNB Stock in exchange for First Commercial Stock in the CNB Merger. In addition, in order for the Continuity of Interest Test to be satisfied, this 50%
       continuity of stock ownership generally must be maintained for a meaningful period of time following the CNB Merger. Moreover, at the time of the CNB Merger, there can be no plan or intention on the part of the shareholders of CNB to collectively dispose of an amount of the

       First Commercial Stock that would cause the 50% continuity of stock ownership requirement to not be satisfied.

       Accordingly, assuming the Substantially All Test and Continuity of Interest Test are satisfied, and provided other specific requirements contained in the Code, the regulations promulgated thereunder, and pertinent judicial decisions are met, the transaction should qualify as a tax-free corporate reorganization for federal income tax purposes pursuant to the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

       If the CNB Merger qualifies as a tax-free corporate reorganization, the material federal income tax consequences of the CNB Merger will be as follows: (i) no material gain or loss will be recognized by CNB, First Commercial or TBT as a result of the CNB Merger; (ii) no gain or loss will be recognized by the shareholders of CNB upon the receipt of First Commercial Stock solely in exchange for their shares of CNB Stock in connection with the CNB Merger; (iii) the tax basis of the shares of First Commercial stock received by the shareholders of CNB in the CNB Merger will, in each instance, be the same as the basis of the shares of CNB Stock surrendered in exchange therefor; (iv) the holding period of the shares of First Commercial Stock received by the shareholders of CNB in the CNB Merger will, in each instance, include the holding period of the shares of CNB Stock exchanged therefor, provided that the shares of CNB Stock were held as capital assets on the date of the CNB Merger; and (v) the payment of cash to shareholders of CNB in lieu of issuing fractional shares of First Commercial Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by First Commercial for cash, and any such payments will be treated as having been received by the shareholder as a distribution in redemption of the fractional share interest, subject to provisions of Section 302 of the Code.

       Shareholders of CNB who exercise dissenters rights and receive cash for their shares of CNB Stock will be treated as having received such cash as a distribution in redemption of such shareholder's CNB Stock, subject to the conditions and limitations of Section 302 of the Code.

       If the CNB Merger does not qualify as a tax-free corporate reorganization, the transaction will be treated for federal income tax purposes as a taxable purchase by First Commercial of the CNB Stock. In such event, the CNB Merger will constitute a taxable transaction to the shareholders of CNB and possibly also a taxable transaction to TBT. In such event, gain or loss will be recognized by the shareholders of CNB to the extent of the difference between (i) the fair market value, on the Effective Date, of the shares of First Commercial Stock received in connection with the CNB Merger, and (ii) the adjusted basis of the shares of CNB Stock surrendered in the transaction. The fair market value of the First Commercial Stock on the Effective Date may be determined on the basis of the average high and low selling prices of such stock on the day of the transaction. If the transaction does not qualify for tax-free reorganization treatment, (i) the holding period for the shares of First Commercial Stock to be received by the shareholders of CNB will commence on the day following the date of the transaction; (ii) gain or loss would likely be recognized by CNB on the transfer of its assets to TBT to the extent of the difference between the fair market value of the assets and the adjusted basis of the assets in the hands of CNB on the Effective Date and (iii) the holding period for the assets of CNB to be received by TBT would likely commence on the date following the transaction.

       The foregoing discussion is limited to matters pertaining to federal income tax law. Moreover, because of the complexity of federal, state and local tax laws, the tax consequences to any particular shareholder may be affected by matters not pertaining to the CNB Merger. Accordingly, it is recommended that each shareholder of CNB consult his own personal tax advisor concerning the specific federal, state and local income tax consequences of the CNB Merger.

       Rights of Dissenting CNB Stockholders

       Pursuant to 12 U.S.C. Section 215a, any holder of record of CNB Stock who objects to the proposed CNB Merger and who fully complies with all of the provisions of Section 215 (but not otherwise) shall be entitled to demand and receive payment for all (but not less than all) of his shares of CNB Stock if the CNB Merger is consummated.

       Any shareholder of CNB who objects to the CNB Merger and desires to receive payment for his CNB Stock:

            1. Must file a written objection to the CNB Merger with CNB either prior to the CNB Special Meeting or at the CNB Special Meeting, but before the vote is taken, or he must vote against approval of the CNB Merger at the CNB Special Meeting; AND

            2. Must file with TBT a written notice of his election to dissent within thirty (30) days after the date of consummation of the CNB Merger, and the notice of dissent must contain the shareholder's full name and address, the number of shares of CNB Stock held by him, and a demand for payment of the value of his shares; AND

            3. Must concurrently with the giving of the notice referred to in subparagraph 2 above submit his certificates for CNB Stock to Dana Gregory, Secretary of TBT, for notation thereon of the shareholder's election to dissent.

       Any notices required to be given to CNB should be forwarded to City National Bank, 1125 Highway 110 North, Whitehouse, Texas 75791, to the attention of Nancy Duress, Secretary.

       Any notices required to be given to TBT should be forwarded to Tyler Bank and Trust, 100 East Ferguson, Tyler, Texas 75702, to the attention of Dana Gregory, Secretary.

       If the CNB Merger is approved, TBT will promptly mail by certified mail to each shareholder who has complied with the conditions above written notice of such approval, addressed to the shareholder at such address as he has furnished CNB in writing, or if none, at the shareholder's address as it appears on the records of CNB. Within thirty (30) days after the date of consummation of the CNB Merger, the shareholder must make the written election to dissent and demand for payment described in subparagraph 2 above.

       The value of the shares of CNB Stock held by dissenting shareholders shall be ascertained, as of the Effective Date of the CNB Merger, by an appraisal made by a committee of three persons, composed of (a) one selected by the vote of the holders of the majority of the CNB Stock, the owners of which are entitled to payment in cash, (b) one selected by the directors of TBT, and (c) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, such shareholder may, within five (5) days after being notified of the appraised value of the shares, appeal to the Comptroller of the Currency of the United States of America (the "OCC"), which shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares.

       If within ninety (90) days from the date of consummation of the CNB Merger for any reason one or more of the appraisers is not selected or the appraisers fail to determine the value of the shares of CNB Stock, the OCC shall upon written request of any interested party cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the OCC in making the reappraisal or the appraisal, as the case may be, shall be paid by TBT. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by TBT. The shares of First Commercial Stock that would have been delivered to such dissenting shareholders had they not requested payment shall be sold by First Commercial at an advertised public auction, and First Commercial shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty (30) days thereafter to such person or persons and at such price, not less than par, as First Commercial's Board of Directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such shareholders.

       If holders of more than 17,250 shares of CNB Stock perfect their dissenters' rights, CNB, First Commercial and TBT may elect not to consummate the CNB Merger, in which event the dissenters' rights described in this section would terminate. However, it is the intent of management of First Commercial to accommodate those CNB shareholders electing to dissent to the extent that funds may be obtained or financing may be arranged to purchase their shares and to the extent that such accommodation does not create tax, accounting or regulatory obstacles.

       The foregoing does not purport to be a complete statement of the provisions of Section 215a of Title 12 of the United States Code, and it is qualified in its entirety by reference to such provisions, which are reproduced in full as Appendix A to this Joint Proxy Statement/Prospectus.

       Upon compliance with the statutory procedures, dissenting shareholders will not have any rights as shareholders of CNB or of First Commercial, including, among other things, the right to receive dividends or the right to vote on matters submitted for shareholder consideration.

       Conditions of the CNB Merger

       Consummation of the CNB Merger is conditioned upon the occurrence of certain events on or prior to the Effective Date including, among other things, the following: (i) approval of the CNB Merger by the stockholders of CNB; (ii) confirmation by First Commercial and CNB of the truth of their respective representations and warranties and compliance with their respective covenants as set forth in the CNB Agreement; (iii) the absence of any court or governmental proceeding undertaken or threatened to restrain, enjoin, prohibit, or obtain damages for the transaction contemplated by the CNB Agreement which, in the opinion of either First Commercial or CNB, would make the consummation of the CNB Merger inadvisable; (iv) the absence of any suit, action or proceedings pending or threatened against First Commercial or CNB or any of each other's officers or directors which, if successful, would, in the reasonable judgment of CNB or First Commercial, respectively, have a material adverse effect on the financial condition of First Commercial or CNB, respectively; (v) receipt by First Commercial and CNB of letters, as considered necessary, from each other's independent certified public accountants relating to certain financial statements and information of the other and an opinion from Ernst & Young that the pooling of interests method of accounting applies to the CNB Merger; (vi) receipt by First
       Commercial and CNB of certain opinions from CNB's and First Commercial's counsel, respectively; (vii) receipt by First Commercial from affiliates of CNB of an agreement restricting disposition of First Commercial Stock for a certain period of time; (viii) receipt by First Commercial and CNB of an opinion from tax counsel addressing the tax consequences of the contemplated CNB Merger; and (ix) the absence of any material adverse change in the financial condition, business or operations of either First Commercial or CNB.

       All of these conditions are expected to be met.

       Any of the conditions set forth above may be waived at the discretion of the respective institutions except as otherwise provided by law. However, neither First Commercial nor CNB will waive any condition if such waiver, in the judgment of its respective Board of Directors, would result in materially adverse consequences to it or its stockholders.

       Regulatory Approval

       Consummation of the CNB Merger requires the prior written approval of the Federal Reserve, the OCC and the Texas Department of Banking. Applications for such approval were filed on June 14, 1996, July 18, 1996 and June 14, 1996, respectively. The Federal Reserve, the OCC and the Texas Department of Banking have approved the CNB Merger.

       Although no assurance can be provided, First Commercial and CNB currently expect the CNB Merger to be consummated on or before April 30, 1997. See "Termination of the CNB Merger" below.

       Termination of the CNB Merger

       The CNB Agreement provides that it may be terminated, whether before or after shareholder approval, by mutual consent of the Boards of Directors of First Commercial and CNB at any time before the Closing (as defined in the CNB Agreement). Either First Commercial or CNB, at its option, may terminate the CNB Agreement (unless such terminating party has breached a covenant under the CNB Agreement) if the Closing Date shall not have occurred on or before April 30, 1997.

       Either First Commercial or CNB may terminate the Agreement if any of the conditions precedent to its obligation to consummate the CNB Merger have not been met at or prior to the Closing, or if it shall have discovered a material breach by the other party of any representation, warranty or agreement contained in the CNB Agreement that has not been cured within twenty (20) days of the time that written notice of such breach is received by such other party. See "Conditions of the CNB Merger" above.

       Effective Date

       The CNB Agreement provides that the CNB Merger shall become effective at the time and on the date specified in the approval of merger issued by the OCC (the "CNB Effective Date"). Although no assurance can be given, the CNB Effective Date is expected to be on or before April 30, 1997.

       Distribution of First Commercial Stock Certificates

       After the CNB Effective Date, each holder of certificates previously evidencing shares of CNB Stock will be required to surrender such certificates for transfer and cancellation. Upon surrender each holder will receive certificate(s) representing the number of shares of First Commercial Common Stock which the holders of such shares of CNB Stock will have the right to receive (except for any fractional share interests as described below in "Fractional Shares"), together with any dividends which have been declared on such shares of First Commercial Common Stock and to which such holders are entitled.

       Holders of CNB Stock on the CNB Effective Date shall be entitled to receive dividends declared by First Commercial subsequent to the CNB Effective Date, but payment of such dividends will not be required of First Commercial until such persons have delivered their certificates representing shares of CNB Stock in exchange for certificates representing shares of First Commercial Stock.

       As soon as practicable after consummation of the CNB Merger, transmittal forms will be sent to stockholders of CNB for use in forwarding to First Commercial's transfer agent certificates previously evidencing CNB Stock for surrender and exchange for certificates evidencing First Commercial Stock. Until so surrendered, certificates formerly evidencing CNB Stock will be deemed for all corporate purposes (except for payment of dividends to CNB stockholders which may be withheld pending exchange of certificates) to evidence the right to receive the number of whole shares of First Commercial Stock and the right to receive cash in lieu of fractional shares which the holder thereof would be entitled to receive upon surrender. Stockholders of CNB are requested not to submit stock certificates for exchange until they have received written instructions to do so.

       If outstanding certificates for shares of CNB Stock are not surrendered, or if payment for them is not claimed prior to such date on which such payment would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed item shall, to the extent permitted by the abandoned property and/or any other applicable law, become the property of First Commercial (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interests of any person previously entitled to such items. Notwithstanding the foregoing, neither First Commercial's transfer agent nor any party to the CNB Merger shall be liable to any holder of CNB Stock for any amount paid to any governmental unit or agency having jurisdiction of such unclaimed items pursuant to the abandoned property or other applicable law of such jurisdiction.

       Fractional Shares

       No fractional shares of First Commercial Stock will be issued for shares of CNB Stock. In lieu of fractional interests, First Commercial shall pay to such persons who would otherwise receive fractional shares cash in an amount equal to the market value of such fractional shares determined on the basis that one share of First Commercial Common Stock shall have a value equal to the average of the bid and asked prices of First Commercial Common Stock on the Closing Date. See "Federal Income Tax Consequences" above.

       Dilution

       Each common stockholder of CNB who exchanges his stock will receive a voting interest exactly in proportion to his relative voting common stock interest in relation to other CNB stockholders before the combination is effected. Each share of CNB Stock presently held by CNB stockholders will represent less of a percentage voting interest in the total number of outstanding shares of First Commercial (subsequent to the CNB Merger) than it now represents as a percentage of the total outstanding shares of CNB.

       Accounting Treatment

       The CNB Merger will be accounted for as a pooling of interests under generally accepted accounting principles. The assets and liabilities of CNB will be reflected in the consolidated financial statements of First Commercial at their book value as reflected in CNB's financial statements. Expenses incurred in connection with the CNB Merger will be considered as an expense of First Commercial.

       A condition of consummating the CNB Merger is that First Commercial receive an opinion from Ernst & Young LLP that the pooling of interests method of accounting applies to the CNB Merger. Management of First Commercial expects this condition to be met.

       Registration of First Commercial Common Stock Under the Securities Act

       The shares of First Commercial Stock to be issued to CNB stockholders in the CNB Merger have been registered under the Securities Act of 1933, as amended (the "Securities Act"), thereby allowing such shares to be freely traded without restriction by persons who will not be "affiliates" of First Commercial and who were not affiliates of CNB, as that term is defined in the Securities Act.

       Directors and certain officers and stockholders of CNB may be deemed to be "affiliates" of CNB within the meaning of the Securities Act. Accordingly, resales by such persons of any shares of First Commercial Stock received by them in the CNB Merger are restricted and may be made only if such stock is registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. All such persons should carefully consider the limitations imposed by Rules 144 and 145 promulgated under the Securities Act ("Rule 144" and "Rule 145") prior to effecting any resales of such First Commercial Stock.

       Pursuant to Rule 145, the sale of First Commercial Stock held by those persons who are affiliates of CNB will be subject to certain restrictions. For two years following the Effective Date, such persons may sell the First Commercial Stock only if (i) First Commercial has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the preceding twelve months, (ii) such First Commercial Stock is sold in "brokers' transactions" as that term is defined in Section 4(4) of the Securities Act, (iii) the person selling such First Commercial Stock does not solicit or arrange for the solicitation of orders to buy such First Commercial Stock in anticipation of or in connection with such transaction nor make any payment in connection with the offer or sale of such First Commercial Stock to any person other than the broker who executes the order to sell, and (iv) sales made by such person within the preceding three months do not exceed 1% of the outstanding shares of that class. Shares of the First Commercial Stock held for more than two years but less than three years after the CNB Effective Date may be sold freely if First Commercial is in compliance with the above discussed Exchange Act reporting requirements. Once the shares of First Commercial Stock have been held for three years from the CNB Effective Date, they may be sold free from the restrictions of Rules 144 and 145.

       It is a condition of First Commercial's obligation to consummate the CNB Merger that First Commercial shall have received an agreement in form and substance satisfactory to it, executed and delivered by each holder of CNB Stock who is determined to be an affiliate of CNB, providing, among other things, that such holder (i) will not sell, transfer or in any way reduce his risk with respect to his shares of First Commercial Stock until such time as First Commercial shall have published financial results covering at least 30 days of post-Merger combined operations, (ii) has no present intent to sell, transfer or otherwise dispose of any of his shares of First Commercial Stock and
       (iii) will not sell, transfer or otherwise dispose of more than fifty percent (50%) of his shares of First Commercial Stock for a period of at least one (1) year following the Closing.

                  UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

       The following unaudited pro forma combined balance sheets as of December 31, 1995 and September 30, 1996 and unaudited pro forma combined statements of income for the three years ended December 31, 1995 and for the nine month periods ended September 30, 1996 and 1995 give effect to the following transaction:

       As described herein, on May 9, 1996, First Commercial entered into a definitive agreement with TBT and CNB, whereby CNB will be merged with and into TBT, a subsidiary of First Commercial. This transaction will be effected through an exchange of 145,507 shares of First Commercial common stock for all of the outstanding shares of CNB. The merger will be accounted for as a pooling of interests.

       The  following  unaudited   pro  forma  financial  information   is  not
       necessarily indicative of the results of operation of First Commercial as if the acquisition had occurred on January 1, 1993.

                         PRO FORMA COMBINED BALANCE SHEET
                                September 30, 1996
                                    (Unaudited)

                                        Pending
                                       ---------
(In thousands)
                                  First
                                Commercial      CNB    Pro forma
                                Corporation   Pooling  Adjustment   Pro forma
                                    (A)         (B)                    (C)
                                 ---------     -----    --------     -------
ASSETS

Cash and due from banks            $330,079    $3,622               $333,701
Investment securities held-
  to-maturity                       334,790       486                335,276
Investment securities
  available-for-sale              1,006,278     2,058              1,008,336
Trading account securities              307                              307
Short-term investments               85,327                           85,327
Loans, net                        3,211,123    32,282              3,243,405
Premises and equipment, net         103,259     2,362                105,621
Other assets                        233,391       812                234,203
                                 ----------   -------             ----------
                                 $5,304,554   $41,622             $5,346,176
                                 ==========   =======             ==========

LIABILITIES AND
  STOCKHOLDERS' EQUITY

Deposits:
  Non-interest bearing             $926,978    $8,116               $935,094
  Interest bearing                3,666,147    29,096              3,695,243
                                  ---------    ------              ---------
    Total deposits                4,593,125    37,212              4,630,337

Short-term borrowings               185,558     1,165                186,723
Other liabilities                    63,029       436                 63,465
Long-term debt                        6,097                            6,097
                                  ---------    ------              ---------
  Total liabilities               4,847,809    38,813              4,886,622
                                  ---------    ------              ---------

Stockholders' equity:
  Common stock                       82,168       863    (426)(D)   (82,605)
  Surplus                           195,337       862     426 (D)   (196,625)
  Retained earnings                 186,941     1,109                188,050
  Unrealized net gains (losses)
    on available-for-sale
    securities, net of income        (1,582)      (25)                (1,607)
  Treasury stock                     (6,119)                          (6,119)
                                 ----------   -------             ----------
  Total stockholders' equity        456,745     2,809                459,554
                                 ----------   -------             ----------
                                 $5,304,554   $41,622             $5,346,176
                                 ==========   =======             ==========

See accompanying notes to pro forma combined balance sheet.

                   NOTES TO PRO FORMA COMBINED BALANCE SHEET
                              September 30, 1996
                                  (Unaudited)


(A)  Represents historical balance sheet of First Commercial Corporation.

(B)  Represents historical balance sheet of City National Bank.

(C) Represents pro forma combined balances, as if this pooling transaction had occurred on or prior to September 30, 1996.

(D) Adjusts the increase in common stock to the total par value of the stock to be issued in this transaction.

                         PRO FORMA COMBINED BALANCE SHEET
                                 December 31, 1995
                                    (Unaudited)

                                      Pending
                                     ---------

(In thousands)
                                   First
                                Commercial     CNB      Pro forma
                                Corporation  (Pooling)  Adjustment   Pro forma
                                    (A)         (B)                     (C)
                                 --------      ------    --------     -------
ASSETS

Cash and due from banks            $432,117    $2,233               $434,350
Investment securities held-
  to-maturity                       351,415                          351,415
Investment securities
   available-for-sale               973,129     2,357                975,486
Trading account securities              449                              449
Short-term investments              108,181     2,491                110,672
Loans, net                        3,164,221    29,376              3,193,597
Premises and equipment, net         106,665     2,293                108,958
Other assets                        224,763       785                225,548
                                 ----------   -------             ----------
                                 $5,360,940   $39,535             $5,400,475
                                 ==========   =======             ==========

LIABILITIES AND
  STOCKHOLDERS' EQUITY

Deposits:
  Non-interest bearing           $1,018,181   $ 6,709             $1,024,890
  Interest bearing                3,612,360    30,072              3,642,432
                                  ---------   -------             ----------
    Total deposits                4,630,541    36,781              4,667,322
Short-term borrowings               235,378                          235,378
Other liabilities                    55,592       272                 55,864
Long-term debt                        7,170                            7,170
                                  ---------    ------              ---------
  Total liabilities               4,928,681    37,053              4,965,734
                                  =========    ======              =========

Stockholders' equity:
  Common stock                       82,030       863    (426)(D)    (82,467)
  Surplus                           195,019       862     426 (D)   (196,307
  Retained earnings                 154,356       774                155,130
  Unrealized net gains (losses)
    on available-for-sale
    securities, net of income           854       (17)                   837
                                 ----------   -------             ----------
  Total stockholders' equity        432,259     2,482                434,741
                                 ----------   -------            ----------
                                 $5,360,940   $39,535             $5,400,475
                                 ==========   =======             ==========

See accompanying notes to pro forma combined balance sheet.

                 NOTES TO PRO FORMA COMBINED BALANCE SHEET
                            December 31, 1995
                                (Unaudited)


(A)  Represents historical balance sheet of First Commercial Corporation.

(B)  Represents historical balance sheet of City National Bank.

(C) Represents pro forma combined balances, as if this pooling transaction had occurred on or prior to December 31, 1995.

(D) Adjusts the increase in common stock to the total par value of the stock to be issued in this transaction.

                   PRO FORMA COMBINED STATEMENT OF INCOME
                 For the Nine Months Ended September 30, 1996
                                  (Unaudited)

(In thousands except for per share data)

                                               Pending
                                               -------

                                First
                              Commercial           CNB
                             Corporation        (Pooling)      Pro forma
                                 (A)               (B)            (C)
                               --------           ------        -------

Interest income                 $278,112         $2,471         $280,583
Interest expense                 117,775            968          118,743
                                --------        -------        ---------
Net interest income              160,337          1,503          161,840

Provision for possible loan
  and lease losses                 4,871            147            5,018

Net interest income after
  provision for possible
  loan and lease losses          155,466          1,356          156,822

Other operating income            76,652            543           77,195
Other operating expenses         155,326          1,425          156,751
                               ---------        -------       ----------
Income before income taxes        76,792            474           77,266
Income tax expense (benefit)      26,997            139           27,136
                               ---------        -------       ----------
Net income                       $49,795           $335          $50,130
                               =========        =======       ==========
Average common shares
  outstanding during
  period (D)                  28,665,683        172,500       28,811,190

Net income per common share        $1.74          $1.94            $1.74

See accompanying notes to pro forma combined statement of income.

              NOTES TO PRO FORMA COMBINED STATEMENT OF INCOME
                For the Nine Months Ended September 30, 1996
                               (Unaudited)

(A)  Represents historical income statement of First Commercial Corporation.

(B)  Represents historical income statement of City National Bank.

(C) Represents pro forma results as if this pooling transaction had occurred on or prior to September 30, 1996.

(D) Average shares outstanding for First Commercial Corporation and pro forma combined have been restated to reflect the 5% stock dividend declared October 1996.

                   PRO FORMA COMBINED STATEMENT OF INCOME
                 For the Nine Months Ended September 30, 1995
                               (Unaudited)

(In thousands except for per share data)

                                                 Pending
                                                 -------

                                    First
                                  Commercial      CNB
                                  Corporation   (Pooling)    Pro forma
                                      (A)          (B)          (C)
                                   ---------      -----     --------

Interest income                     $234,024     $2,119      $236,143
Interest expense                      99,866        920       100,786
                                    --------     ------      --------
Net interest income                  134,158      1,199       135,357

Provision for possible loan
  and lease losses                     1,740         70         1,810

Net interest income after
  provision for possible loan
  and lease losses                   132,418      1,129       133,547

Other operating income                49,389        491        49,880
Other operating expenses             119,602      1,317       120,919
                                     -------      -----       -------
Income before income taxes            62,205        303        62,508
Income tax expense (benefit)          20,961         78        21,039
                                     -------      -----       -------
Net income                           $41,244       $225       $41,469
                                    ========    =======    ==========

Average common shares
  outstanding during period (D)   27,427,659    172,500    27,573,166

Net income per common share            $1.50      $1.30     $1.50

See accompanying notes to pro forma combined statement of income.

              NOTES TO PRO FORMA COMBINED STATEMENT OF INCOME
                For the Nine Months Ended September 30, 1995
                               (Unaudited)

(A)  Represents historical income statement of First Commercial Corporation.

(B)  Represents historical income statement of City National Bank.

(C) Represents pro forma results as if this pooling transaction had occurred on or prior to September 30, 1995.

(D) Average shares outstanding for First Commercial Corporation and pro forma combined have been restated to reflect the 7% stock dividend declared November 1995 and the 5% stock dividend declared October 1996.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                      For the Year Ended December 31, 1995
                                  (Unaudited)

(In thousands except for per share data)

                                        Pending
                                        -------

                                 First
                              Commercial        CNB
                              Corporation    (Pooling)    Pro forma
                                  (A)           (B)          (C)
                               ---------       ------      -------

Interest income                 $322,182      $2,924     $325,106
Interest expense                 137,632       1,270      138,902
                                --------      ------     --------
Net interest income              184,550       1,654      186,204

Provision for possible
  loan and lease losses            3,059         100        3,159

Net interest income after
  provision for possible loan
  and lease losses               181,491       1,554      183,045

Other operating income            73,988         656       74,644
Other operating expenses         170,306       1,822      172,128
                                 -------       -----      -------
Income before income taxes        85,173         388       85,561
Income tax expense (benefit)      28,263         123       28,386
                                 -------       -----      -------
Net income                       $56,910        $265      $57,175

Average common shares
  outstanding during
  period (D)                  27,530,791     172,500   27,676,298

Net income per common share        $2.07       $1.54       $2.07


See accompanying notes to pro forma combined statement of income.

               NOTES TO PRO FORMA COMBINED STATEMENT OF INCOME
                    For the Year Ended December 31, 1995
                               (Unaudited)

(A)  Represents historical income statement of First Commercial Corporation.

(B)  Represents historical income statement of City National Bank.

(C) Represents pro forma results as if this pooling transaction had occurred on or prior to December 31, 1995.

(D) Average shares outstanding for First Commercial Corporation and pro forma combined have been restated to reflect the 5% stock dividend declared October 1996.

                      PRO FORMA COMBINED STATEMENT OF INCOME
                       For the Year Ended December 31, 1994
                                     (Unaudited)

(In thousands except for per share data)

                                       Pending
                                       -------

                                   First
                                 Commercial        CNB
                                 Corporation    (Pooling)    Pro forma
                                     (A)           (B)          (C)
                                  ---------       ------      -------

Interest income                    $257,751     $2,380      $260,131
Interest expense                     98,306        724        99,030
                                   --------     ------      --------
Net interest income                 159,445      1,656       161,101
Provision for possible
  loan and lease losses              (3,092)       120        (2,972)

Net interest income after
  provision for possible
  loan and lease losses              162,537      1,536       164,073

Other operating income                68,652        477        69,129
Other operating expenses             156,875      1,492       158,367
                                     -------     ------       -------
Income before income taxes            74,314        521        74,835
Income tax expense (benefit)          24,006        167        24,173
                                     -------     ------       -------
Net income                           $50,308       $354       $50,662
                                     =======     ======       =======
Preferred stock dividend                 129                      129
                                     -------     ------       -------
Income applicable to common shares   $50,179       $354       $50,533
                                     =======     ======       =======
Average common shares
  outstanding during period (D)   26,886,990    172,500    27,032,497

Net income per common share            $1.87      $2.05         $1.87

See accompanying notes to pro forma combined statement of income.

            NOTES TO PRO FORMA COMBINED STATEMENT OF INCOME
                 For the Year Ended December 31, 1994
                            (Unaudited)

(A)  Represents historical income statement of First Commercial Corporation.

(B)  Represents historical income statement of City National Bank.

(C) Represents pro forma results as if this pooling transaction had occurred on or prior to December 31, 1994.

(D) Average shares outstanding for First Commercial Corporation and pro forma combined have been restated to reflect the 7% stock dividend declared November 1995 and the 5% stock dividend declared October 1996.

                        PRO FORMA COMBINED STATEMENT OF INCOME
                         For the Year Ended December 31, 1993
                                      (Unaudited)

(In thousands except for per share data)

                                            Pending
                                            -------

                                   First
                                 Commercial       CNB
                                 Corporation    (Pooling)   Pro forma
                                     (A)           (B)         (C)
                                   --------       ------     -------

Interest income                     $234,995      $2,148     $237,143
Interest expense                      90,421         646       91,067
                                    --------      ------     --------
Net interest income                  144,574       1,502      146,076

Provision for possible
  loan and lease losses                4,416          54        4,470

Net interest income after
  provision for possible
  loan and lease losses              140,158       1,448      141,606

Other operating income                58,957         448       59,405
Other operating expenses             135,191       1,438      136,629
                                     -------       -----      -------
Income before income taxes            63,924         458       64,382
Income tax expense (benefit)          17,959          48       18,007
                                     -------       -----      -------
Net income                           $45,965        $410      $46,375
                                     =======       =====      =======

Preferred stock dividend               1,210                    1,210
                                     -------                   ------
Income applicable to common
  shares                             $44,755        $410      $45,165
                                     =======       =====      =======
Average common shares
  outstanding during period (D)   27,000,072     172,500   27,145,579

Net income per common share            $1.66       $2.38        $1.66

See accompanying notes to pro forma combined statement of income.

                   NOTES TO PRO FORMA COMBINED STATEMENT OF INCOME
                         For the Year Ended December 31, 1993
                                      (Unaudited)


(A)  Represents historical income statement of First Commercial Corporation.

(B)  Represents historical income statement of City National Bank.

(C) Represents pro forma results as if this pooling transaction had occurred on or prior to December 31, 1993.

(D) Average shares outstanding for First Commercial Corporation and pro forma combined have been restated to reflect the 5% stock dividend declared November 1994, the 7% stock dividend declared November 1995, and the 5% stock dividend declared October 1996.

                      INFORMATION CONCERNING CITY NATIONAL BANK

          Business of CNB

          CNB was organized as  a national banking association on  June 24,
          1985,  and  provides  consumer  and commercial  lending  for  the
          Whitehouse and southeast Tyler communities. The Bank has branches located in Gresham, the Lake Palestine area, the West Loop in Tyler and Gentry Parkway in Tyler. CNB's principal office is located at 1125 Highway 110 North, Whitehouse, Texas 75791, telephone number: (903)839-6000.

          CNB Stock

          General

          As of December 31, 1996, there were 172,500 outstanding shares of CNB Stock. The approximate number of holders of CNB Stock on that date was 75. There is no established public trading market for shares of CNB Stock.

          On May 8, 1996, the date preceding the announcement of the CNB Merger, there was no independent basis for establishing a per share cash market price for CNB Stock. Book value of CNB Stock equaled $15.33 per share on that date.

          CNB's dividends for the nine month period ended September 30, 1996 and the last two fiscal years are as follows:

                          First    Second     Third    Fourth      Total
                         Quarter   Quarter   Quarter   Quarter   Dividend
                         Dividend  Dividend  Dividend  Dividend  Declared

          1996:
          Per share      $     0   $   0     $  0      $  -      $  -
          Total Declared       0       0        0         -         -

          1995:
          Per share      $     0   $   0     $  0      $  0      $  0
          Total Declared       0       0        0         0         0

          1994
          Per share      $   .25   $   0     $  0      $  0      $ .25
          Total Declared  43,125       0        0         0     43,125

          Security Ownership of Certain Beneficial Owners

          The following table sets forth, as of December 31, 1996, the identity and total number of shares of CNB Common Stock owned by persons known by management of CNB to own more than five percent (5%) of the total outstanding shares.

                                                       First Commercial
                                                       Common Stock to
                                   CNB Common Stock    be Owned Upon
          Name and Address of      Beneficially Owned  Consummation of
          Beneficial Owner         on Dec. 31, 1996      the Merger(1)
                                             % of                % of
                                   Shares     Class    Shares    Class

          Nancy Duress             12,522(2)  7.26     10,562      *
          P.O. Box 1046
          Whitehouse, TX 75791

          D.W. Hamilton            16,173     9.38     13,642      *
          P.O. Box 516
          Whitehouse, TX 75791

          Ray Howard               30,874(3) 17.90     26,042      *
          P.O. Box 176
          Whitehouse, TX 75791

          John B. McDonald         33,633    19.50     28,370      *
          P.O. Box 39
          Troup, TX 75789

          Jess Odom                25,466(4) 14.76     21,481      *
          16027 County Line Road
          Troup, TX  75789

          Clyde Weaver             19,220    11.14     16,212      *
          208 Ackertap
          Whitehouse, TX 75791

          *Denotes less than 1%

          (1) Assumes an exchange ratio of .84352 First Commercial shares for each outstanding CNB share.
          (2)  200 shares are held by Mrs. Duress's husband.
          (3) 4,000 shares are owned jointly by Mr. Howard and his wife, and 26,874 are owned by the Ray Howard Company, of which Mr. Howard serves as President.
          (4)  These shares are held jointly with his wife.

          Security Ownership of Management

          The following table sets forth the beneficial ownership of shares of CNB Common Stock by each director of CNB and by all directors and executive officers of CNB as a group as of December 31, 1996. The number of shares shown as being beneficially owned by each director are those over which he or she has either sole or shared voting and/or investment powers.

                                                       First Commercial
                                                       Common Stock to
                                   CNB Common Stock    be Owned Upon
                                   Beneficially Owned  Consummation of
          Name of Directors        on Dec. 31, 1996      the Merger(1)
                                             % of                % of
                                   Shares     Class    Shares    Class

          Nancy Duress             12,522(2)  7.26     10,562      *
          D.W. Hamilton            16,173     9.38     13,642      *
          Ray Howard               30,874(3) 17.90     26,042      *
          John B. McDonald         33,633    19.50     28,370      *
          Jess Odom                25,466(4) 14.76     21,481      *
          Tom Tatum                 8,401(5)  4.87      7,086      *
          Ray Terry                 8,026(6)  4.65      6,770      *
          Clyde Weaver             19,220    11.14     16,212      *

          All Directors and Exe-
          cutive Officers as a
          Group (a total of 14
          individuals)            156,474    90.71     131,988     *

          *Denotes less than 1%

          (1) Assumes an exchange ratio of .84352 First Commercial shares for each outstanding CNB share.
          (2)  200 shares are held by Mrs. Duress's husband.
          (3) 4,000 shares are owned jointly by Mr. Howard and his wife, and 26,874 shares are owned by the Ray Howard Company, of which Mr. Howard serves as President.
          (4)  These shares are held jointly with his wife.
          (5)  459 shares are held by Mr. Tatum's wife.
          (6) 275 shares are held by Terry's Plant Farm, a company of which Mr. Terry serves as President.


     Selected Financial Data - City National Bank

     The following selected financial data should be read in conjunction with the financial statements, including the notes thereto, set forth in this document. See "Consolidated Financial Statements of CNB."

                                                            CITY NATIONAL BANK
                                                      (In thousands, except per share data)

                                                                 (Unaudited)


                                                Nine Months Ended                       Year Ended December 31,
                                                September 30, <F1>
                                                 ----------------              ----------------------------------------------


                                                 1996           1995          1995         1994         1993       1992     1991


        Summary of Operating Results:
         Net Interest Income                    $ 1,503       $ 1,199       $ 1,654      $ 1,656      $ 1,502     $1,216    $871
         Provision for Possible
          Loan and Lease Losses                     147            70           100          120           54         20       0
          Net Income                                335           225           265          354          410        476     303


        Period End Balance Sheet Data:
         Total Assets                             41,622        38,522        39,535       32,879       30,047    24,042  21,750
         Total Deposits                           37,212        35,732        36,781       28,548       27,983    22,408  20,583
         Shareholders' Equity                      2,809         2,459         2,482        2,234        1,923     1,513   1,037

        Per Common Share Data:
         Net Income                                 1.94          1.30          1.54         2.05         2.38      2.76    1.76
         Cash Dividends                                0             0             0          .25            0         0       0
         Book Value                                16.28         14.26         14.39        12.95        11.15      8.77    6.01

<F1>
       The unaudited  operating results  for CNB  for   the nine  months ended  September 30,  1996 and   1995, in the
       opinion of  CNB management,  included  all  adjustments  (consisting  solely  of  normal  recurring adjustments)  necessary  for  a  fair presentation.  Interim results  for the nine months ended September 30, 1996, are not necessarily  indicative of results for the full year 1996.


          Management's Discussion and Analysis or Plan of Operation

          The following discussion provides certain information concerning CNB's financial condition and results of operations. For a more complete understanding of the following discussion, reference should be made to the financial statements of CNB presented elsewhere in this Joint Proxy Statement/Prospectus.

          Financial Condition - September 30, 1996 Compared with September 30, 1995

          During this period of time net loans increased by $3,172,294 or 10.90%, which was funded by a $1,479,584 increase in deposits (4.14%) and a $1,572,251 reduction in short term investments. In order to maintain liquidity, the Bank increased short term borrowings by $1,165,000. Assets increased by $3,099,366 or 8.05% and equity increased by $349,733 or 14.22% (no dividends were paid). Risk weighted assets totaled $33,018,000 at September 30, 1996 with a capital to risk weighted asset ratio of 9.57%. The first nine months of 1996 yielded a return on assets of 1.11% and a return on equity of 16.89%.

          Statement of Income - Nine Months Ended September 30, 1996 Compared with September 30, 1995

          Net income for the first nine months of 1996 was $334,657 compared to $224,665 for the same period in 1995. The increase in loan volume fueled a 65 basis point increase in loan yield and a 94 basis point increase in net interest yield. Net interest margin increased $303,946 or 25.36%.

          The Bank increased its loan loss provision from $70,000 for the first nine months of 1995 to $147,000 for the same period in
          1996.   Non  interest  income  increased  by  $51,613  or  10.50%
          inclusive of a $15,000 loss on sale of assets. As a result of the expansion of the Bank's facilities in 1995 and 1996, occupancy
          expense  increased by $84,014  or 30.24%.   Salaries and benefits
          increased modestly at $36,091 or 6.62% with a $12,538 or 2.53% reduction in all other expenses.

          1995 Compared to 1994

          1995 was a  period of excellent growth for CNB.   Loans increased
          by  $4,383,638 or  17.34%,  deposits increased  by $8,233,224  or
          28.84% and total assets  increased by $6,656,345 or 20.37%.   The
          increase in loans and deposits was prompted by CNB expanding its facilities - building, furniture and fixtures increased by $675,570 net of depreciation expense or 41.78%. Dividends were not paid in 1995, which contributed to the $247,517 or 11.08% increase in stockholders' equity. In addition to the increase in loans, the deposit growth was used to eliminate $1,855,000 in borrowings and increase short term investments by $1,716,749. CNB concluded the year with a return on assets of .72% and a return on equity of 11.17%, both of which decreased from 1994.

          Net income for 1995 was $264,517 compared to $354,363 in 1994. The $543,356 increase in interest income was offset by a $545,803 increase in interest expense creating a flat net interest margin. The $1,421,912 increase in non-interest bearing demand deposits
          yielded  a $126,852 increase in deposit  fee income.   The increase
          in other income resulted mainly from losses on sale of assets sustained in 1994.

          The primary negative impact on earnings was the $186,953 (73.64%) increase in occupancy and equipment costs, resulting from CNB's expansion.

          1994 compared to 1993

          1994 was a period of above average growth for CNB. Assets increased by $2,831,343 or 9.42%. Deposits remained relatively flat with a $565,112 or 2.02% increase; however, loan growth had a substantial $4,739,403 or 23.07% increase. Minimal deposit growth required the use of short-term investments and borrowings to fund loans. Short term investments decreased by $2,953,000 or 79.23% and borrowings increased by $1,855,000. CNB used a portion of its resources for expansion by adding approximately $400,000 to building and equipment. Return on assets and return on equity were of 1.14% and 16.99%, respectively.

          Net income fell by $55,776 or 13.60% from 1993 to $354,363. The increase in loan volume strengthened the net interest margin by
          $153,370 or 10.21%.   Although total deposit  growth was minimal,
          non-interest bearing demand deposits increased by $1,031,633 or 24.24% resulting in a $51,808 or 14.22% increase in deposit fee
          income.   Other income fell sharply  by $22,799  or 27.22%  due to
          the  loss on  sale of assets of $27,398.

          Non interest expense increased by $53,155 or 8.02% which was evenly distributed among the major expense categories. Salaries increased by $45,694 or 8.08%, occupancy expense increased by $35,066 or 16.03% and all other expenses decreased by $27,605 or 4.22%. The provision for federal income taxes increased by $118,500 or 244.33%.

          Allowance for Loan Losses

          A summary of the changes in the allowance for loan losses for each of the past two years, including loan loss experience by major category, is presented below.

                                                  Nine Months Ended
                                                     September 30
                                                  1996      1995

          Balance at beginning of period        $292,000     $278,000
          Amounts charged-off:
               Commercial                         23,000       47,000
               Real estate mortgage                    0            0
               Consumer                          105,000       29,000
                                                --------     --------
                  Total loans charged-off       $128,000     $ 76,000

          Recoveries on amounts previously
               charged-off:
               Commercial                          6,000       5,000
               Real estate mortgage                    0           0
               Consumer                           10,000      13,000
                                                  ------      ------
                    Total recoveries              16,000      18,000

                    Net charge-offs              112,000      58,000

          Provision for loan losses              147,000      70,000
                                                 -------     -------
          Balance at end of period               327,000     290,000
                                                 ========    ========
          Ratio of net charge-offs
          during the period to average
          loans outstanding during the
          period                                  0.36%         0.21%

          The allowance for loan losses is established through a provision for loan losses charged to expenses. The allowance represents an amount which, in management s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible. The adequacy of the allowance for loan losses is determined on an ongoing basis by means of an analysis of the overall quality of the loan portfolio, the historical loan loss experience of the bank, loan delinquency trends and the economic conditions within the trade area. Also, additional allocations are made to the allowance based on specially identified potential loss situations. These potential loss situations are identified by an internal loan review function reporting directly to CNB s
          Board  of  Directors,   as  well  as  by  the  account  officers
          evaluation of their portfolios.

          The tables below set forth an allocation of the allowance for loan losses according to the categories of loans indicated and a percentage distribution of the allowance allocation. In making the allocation, consideration was given to such factors as management s evaluation of risk in each category, current economic conditions and charge-off experience. The following allocation does not indicate the unavailability of any portion of the allowance for loan losses to absorb losses in any loan category.

          Allocation of Allowance for loan losses
                                                  September 30
                                                1996       1995

          Commercial                         $124,043     $ 81,437
          Real Estate                         130,547       65,602
          Consumer                             72,629      142,514
                                             --------     --------
               Total                          327,219      289,553
                                             ========     ========

          Percentage   Distribution  of  Allowance   for  Loan  Losses  and
          Categories of Loans as Percent of Gross Loans at September 30

                              1996                        1995
                        Allowance   Loans         Allowance   Loans
                        ---------   -----          --------   -----

          Commercial     37.90%    22.76%            28.13%    27.00%
          Real Estate    39.90%    44.15%            22.65%    43.90%
          Consumer       22.20%    33.09%            49.22%    29.10%
                         ------    ------            ------    ------
                        100.00%   100.00%           100.00%   100.00%
                        =======   =======           =======   =======

          Nonaccrual and Past Due Loans

          It is the policy of CNB to place loans greater than ninety days past due on nonaccrual status, unless the lending officer can provide sufficient evidence supporting probable collection within the near future. All loans greater than one hundred and twenty days past due are placed on nonaccrual. At the discretion of the lending officer, some loans past due less than ninety days may be placed on nonaccrual.

          As of September 30, 1996 and 1995, there were approximately $229 thousand and $99 thousand, respectively, in nonaccrual loans and $1.88 million and $29 thousand, respectively, in accruing loans contractually past due 90 days or more as to principal or interest payments.

                       INFORMATION CONCERNING FIRST COMMERCIAL

          Information Incorporated by Reference

          The following documents, or the indicated portions thereof, have been filed by First Commercial with the Commission under the

          Exchange Act and are incorporated by reference in this Joint Proxy Statement/Prospectus:

               1. Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Form 10-K/A filed June 28, 1996;

               2. Proxy Statement for annual meeting of stockholders held April 16, 1996;

               3.   Quarterly  Reports  on  Form  10-Q  for  the  quarterly
                    periods    ended  March 31,  1996,  June  30,  1996 and
                    September 30, 1996;

               4. Current Reports on Form 8-K dated March 13, 1996 and June 21, 1996;

               5.   Form 10-C filed January 9, 1996;

               6. The description of the Company's common Stock contained in the Registration Statement on Form 10 filed April 30, 1981 and any amendment or report filed for the purpose of updating such description; and

               7. Registration Statement on Form 8-A for the preferred share purchase rights as filed on January 9, 1991.

          In addition, all other reports filed by First Commercial under the Exchange Act between the date of this Joint Proxy Statement/Prospectus and the date of the CNB Special Meeting are incorporated herein by reference from date of filing. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference" for information with respect to securing copies of documents incorporated by reference in this Joint Proxy Statement/Prospectus.

          Recent Developments

          On October 4, 1996, First Commercial announced that it had entered into a definitive agreement to acquire W.B.T. Holding Company ("WBT") and its wholly-owned subsidiary, United American Bank, in Memphis, Tennessee. United American Bank has assets of $274 million, loans of $174 million and deposits of $250 million. First Commercial will issue approximately 1.3 million shares of its common stock in exchange for all of the outstanding shares of WBT common stock, subject to adjustments for non-bank assets and liabilities of WBT. First Commercial expects to close the transaction, which is subject to regulatory approval, in the first quarter of 1997.

          On November 23, 1996, First Commercial completed its acquisition of Security National Bank, Nacogdoches, Texas. Pursuant to the terms of the transaction, Security National Bank was merged into Stone Fort National Bank, Nacogdoches, Texas, a wholly-owned subsidiary of First Commercial. First Commercial issued 253,154 shares of its common stock in connection with the acquisition. As of September 30, 1996, Security National Bank had assets of $37 million, loans of $16 million and deposits of $33 million.

          On  December  20, 1996,  First Commercial  announced that  it had
          entered  into  a  definitive  agreement  to   acquire  Southwest
          Bancshares, Inc. ("Southwest Bancshares") and its wholly-owned subsidiaries, First Bank of Arkansas, Jonesboro; First Bank of Arkansas, Russellville; First Bank of Arkansas, Searcy; and First Bank of Arkansas, Wynne. Southwest Bancshares has assets of $777 million, loans of $589 million and deposits of $674 million. First Commercial will issue approximately 3.4 million shares of its common stock in exchange for all of the outstanding shares of Southwest Bancshares common stock. First Commercial expects to close the transaction, which is subject to Southwest Bancshares stockholder and regulatory approval, in the second quarter of 1997.

          On February 5, 1997, First Commercial announced that it had entered into a definitive agreement to acquire First Central Corporation ("First Central") and its wholly-owned subsidiary, First National Bank, Searcy, Arkansas. First Central has assets of $260,000,000, loans of $140,000,000, and deposits of
          $230,000,000. First Commercial will issue approximately 1.6 million shares of its common stock in exchange for all of the outstanding shares of First Central common stock. First Commercial expects to close the transaction, which is subject to First Central stockholder and regulatory approval, in the second quarter of 1997.


                          COMPARATIVE RIGHTS OF SHAREHOLDERS

          General

          If the stockholders of CNB approve the CNB Merger, and if the CNB Merger is subsequently consummated, stockholders of CNB, other than those exercising dissenters' rights, will become stockholders of First Commercial. The rights of stockholders of First Commercial will be governed by and be subject to the Arkansas Business Corporation Act of 1987 and First Commercial's Second Amended and Restated Articles of Incorporation, as amended ("First Commercial's Articles"). The following is a brief summary of certain of the principal differences between the rights of the stockholders of First Commercial and the rights of the stockholders of CNB.

          Authorized and Issued Shares

          First Commercial's Articles authorize the Corporation to issue a maximum of 50,000,000 shares of common stock, $3.00 par value per share, of which 28,810,466 shares are outstanding, and 400,000 shares of preferred stock, $1.00 par value per share, of which no shares are outstanding.

          CNB's Articles of Association authorize it to issue a maximum of 187,500 shares of common stock, $5.00 par value per share, of which 172,500 shares are issued and outstanding.

          Federal banking laws provide, with certain exceptions, that the capital stock of CNB may be sold only for cash consideration and that any issuance of capital stock must be approved by the OCC and by the vote of the holders of two-thirds of the outstanding bank stock. On the other hand, the issuance of stock by First Commercial will not be subject to regulatory or shareholder approval, and such stock may be issued for cash, property or services rendered.

          First Commercial has the ability to issue and sell its common stock through public offerings or private placements. Private placements may be used to dilute the stock ownership of persons seeking to acquire control of First Commercial. Dilution would occur because the person's percentage ownership of First Commercial would be reduced. It should be recognized that private placements would dilute the stock ownership of all shareholders, not just those seeking to acquire control. At this time, however, First Commercial has no plans to issue additional shares or privately place any such shares, except for shares of common stock to be issued in connection with certain acquisitions discussed herein. See "Information Concerning First Commercial - Recent Developments."

          Dividends

          The payment of dividends by CNB is subject to various conditions and restrictions which are set forth in applicable federal banking laws. Among other things, the approval of the OCC is required if the total of all dividends declared by a bank in any calendar year will exceed the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, a bank may increase its capital stock through the payment of a stock dividend only after obtaining the approval of the OCC and the holders of at least two-thirds of the outstanding bank stock.

          If the CNB Merger is approved, the foregoing restrictions will continue to apply to dividends paid by the bank to First
          Commercial. However, the payment of dividends by First Commercial to its shareholders (including the former shareholders of CNB) will be subject to the Arkansas Business Corporation Act of 1987. The Arkansas Business Corporation Act of 1987 provides, among other things, that dividends may be paid in cash, property or shares of company stock, unless the dividend payment would render the company insolvent.

          Voting Rights

          General

          Holders of First Commercial Common Stock are entitled to one vote for each share held on all matters on which holders of Common Stock are entitled to vote. Stockholders of CNB Stock and SNB Stock also are entitled to one vote for each share held on all matters brought to a vote.

          Generally, under federal banking laws, action on a matter presented to the shareholders of a bank is approved if a majority of the shares represented at a meeting are voted in favor of the action, provided that a quorum of shares is represented at the meeting. The Arkansas Business Corporation Act of 1987 provides that if a quorum exists, action on a matter presented to shareholders will be approved if the votes cast favoring the action exceed the votes cast opposing the action. Accordingly, under the Arkansas Business Corporation Act of 1987, matters can be approved by shareholders of First Commercial by less than a majority of the shares represented at a meeting, if any shares represented at the meeting are not voted.

          Under First Commercial's Articles, the Board of Directors of First Commercial is authorized to issue preferred stock. In the event a series of preferred stock is issued, the holders of such preferred stock shall be entitled to vote on the election of two directors in the event of a default in preference dividends on the preferred stock and shall have such other voting rights as may be prescribed by First Commercial's Board of Directors in the articles of amendment creating such series of preferred stock, which articles of amendment may be adopted by the Board of Directors without further stockholder action.

          Voting Requirements for Extraordinary Corporate Matters

          For CNB, the affirmative vote of two-thirds of the outstanding shares of bank stock is required by the federal Bank Merger Act to approve a merger or consolidation.

          The corporate law governing First Commercial generally requires the affirmative vote of the holders of a majority of the votes entitled to be cast to approve mergers, consolidations, sales of all or substantially all of the corporation's assets, or voluntary dissolution. First Commercial's Articles provide that if a transaction is contemplated with an "Interested Stockholder" of First Commercial, as defined in the fair price provision discussed below, the transaction must be approved by the holders of at least 80% of the votes entitled to be cast. If, on the other hand, the transaction is approved by a majority of disinterested directors or if the price paid to all stockholders in connection with the transaction meets certain standards of fairness set forth in the fair price provision, the 80% vote requirement does not apply.

          Voting for Election of Directors

          Stockholders of CNB are entitled to cumulate votes when electing directors for their respective banks. A stockholder entitled to vote for the election of directors may vote the number of shares owned for as many candidates as a stockholder is entitled to elect, or the stockholder may cumulate his votes and distribute them among any candidate or candidates as he sees fit. Such cumulative voting rights afford minority stockholders some assurance of representation on a bank's board of directors.

          Under the law governing First Commercial, however, cumulative voting is authorized only if affirmatively stated in a corporation's articles of incorporation. First Commercial's Articles do not grant cumulative voting rights. Accordingly, any stockholder who obtains a majority of the outstanding shares of First Commercial Common Stock will have the power to elect all directors.

          The directors of CNB are elected for a term of one year. Pursuant to First Commercial's Articles, its board of directors is divided into three classes of approximately equal size. Such a board is referred to as a classified or staggered board of directors. Each director of First Commercial is elected for a term of three years, and the terms are staggered in such a way that approximately one-third of the terms expire at each annual meeting. The staggering of terms of directors has the potential effect of increasing the difficulty of changing the composition of First Commercial's Board of Directors to the extent that at least two annual meetings, rather than one, will be required in order for First Commercial stockholders to effect a change in the majority control of its Board of Directors.

          Amendment of Articles of Incorporation

          Amendments to the Articles of Association of CNB must be approved by a majority of the outstanding shares entitled to vote thereon. Amendments to First Commercial's Articles are deemed approved if the number of votes cast in favor of the amendment exceed the votes cast against the amendment, provided that a quorum of those entitled to vote is represented at the meeting; provided, however, if the amendment creates dissenters' rights for a voting group, the amendment must be approved by a majority of the votes entitled to be cast by such voting group. The reduced voting requirement for stockholder approval may make stockholder approval for amendments to First Commercial's Articles easier to obtain and thus more difficult for minority stockholders to defeat. However, First Commercial's Articles do require the approval of at least 80% of the shares entitled to vote with regard to the amendment, modification or repeal of provisions dealing with a classified Board of Directors, advance notice from stockholders of nominations for election of First Commercial Directors, the filling of vacancies on the First Commercial Board of Directors, removal of First Commercial Directors, action of stockholders without a meeting, and an amendment of parallel provisions in First Commercial's Bylaws.

          First Commercial's Board of Directors has the power to amend First Commercial's Articles with respect to matters of a routine nature without shareholder approval. Such types of amendment include those: (i) to change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if only shares of that class are outstanding; (ii) to change the corporate name in limited fashion; or (iii) to adopt any other amendment allowed to be adopted without shareholder approval under the corporate law governing First Commercial.

          First Commercial stockholders, to the extent they comply with the appropriate dissenting stockholder provisions, obtain certain rights when amendments are approved that (i) alter or abolish a preferential right of the shares; (ii) create, alter or abolish a right in respect of redemption; (iii) alter or abolish preemptive rights; (iv) exclude or limit the rights of shares to vote on any matter or cumulative voting rights; or (v) reduce the number of shares of any holder to a fractional share if such fractional share is to be acquired for cash.

          Amendment of Bylaws

          Stockholders of CNB have the power to amend the Bylaws of their bank. Stockholders of First Commercial have the power to amend the Bylaws of First Commercial with the exception that Bylaw provisions relating to the nomination of directors by stockholders, notice from stockholders of matters to be brought before an annual meeting by stockholders, special meetings, the taking of action by stockholders without a meeting, the number, election and terms of directors, the removal of directors, and the filling of vacancies may be amended or appealed only with the consent of the holders of at least 80% of the First Commercial Common Stock entitled to vote.

          Removal of Directors

          Stockholders of CNB may remove a director, either with or without cause, by a vote of the majority of the shares entitled to vote at an election of directors. The stockholders of First Commercial may remove a director for cause only.

          Preemptive Rights

          Shareholders of CNB have preemptive rights, meaning that upon a proposed sale by CNB of additional shares of bank stock, shareholders of that bank have the right to acquire such shares in proportion to their present holdings of bank stock upon terms no less favorable than those of the proposed sale. Stockholders of First Commercial Common Stock do not have preemptive rights.

          Indemnification of Directors and Officers and Limitation of Director Liability

          The Arkansas Business Corporation Act of 1987 contains detailed provisions for indemnification of directors and officers of Arkansas corporations against expenses, judgments, fines and settlements incurred by them in connection with litigation. Article Twelfth of First Commercial's Articles provides for mandatory indemnification of the directors and executive officers of First Commercial to the fullest extent legally permissible under the provisions of the Arkansas Business Corporation Act of 1987. The Articles of Association of CNB merely provide that the bank may indemnify a director, officer, or employee in such situations.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling First Commercial pursuant to the foregoing provisions, First Commercial has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

          Article Eleventh of First Commercial's Articles provides that to the fullest extent permitted by the Arkansas Business Corporation Act of 1987 no director of First Commercial shall be personally liable to First Commercial or its stockholders for monetary damages for or with respect to any acts or omissions in the performance of his duties. These provisions do not extend protection to directors for claims by third parties, but only eliminate personal liability of a director to First Commercial or its stockholders for monetary damages for a breach of his fiduciary duty as a director. A director is personally liable for monetary damages to First Commercial or its stockholders (i) for breach of a duty of loyalty to First Commercial or its stockholders, (ii) for an act of omission not in good faith or involving intentional misconduct or a knowing violation of law,
          (iii) for the payment of unlawful dividends or unlawful stock repurchases or redemptions in violation of Arkansas law, or (iv) for a transaction in which the director received an improper personal benefit. The provisions do not eliminate or limit the liability of a director arising in connection with causes of action brought under federal or state securities laws or under federal or state banking laws. Furthermore, since these director liability provisions only eliminate money damage awards, they do not affect the availability of equitable relief, such as an injunction or rescission (although in a given situation such relief may not be available or as effective as personal liability for monetary damages). The provisions do not eliminate or limit liability for acts or omissions by an officer or employee of First Commercial, even though such person may also be a director, if the act or omission in question was performed by such person while acting in a capacity other than that of a director.

          Under certain circumstances, the director liability provisions of First Commercial's Articles could have an anti-takeover effect with respect to First Commercial. Because of the decreased likelihood of being held accountable for monetary damages for a breach of fiduciary duty as directors, the directors of First Commercial may have a greater tendency to reject takeover proposals benefiting stockholders of First Commercial which the directors might have accepted absent such statutory protection provided by First Commercial's Articles.

          Article TWELFTH of CNB's Articles provides that to the fullest extent not prohibited by law, no director of CNB shall be personally liable to the bank or any of its shareholders for monetary damages for an act or omission in the director's capacity as a director. Such provision does not eliminate or limit the liability of a director for:

               1. A breach of his duty of loyalty to the bank or its shareholders;

               2. An act or omission not in good faith or that involved intentional misconduct or a knowing violation of the law;

               3. A transaction from which he received an improper benefit;
               4. An act or omission for which the liability of a director is expressly provided for by statute; or

               5. An act related to an unlawful stock repurchase or payment of a dividend.

          Filling Vacancies on the Board of Directors

          Under the Articles of Association of CNB, vacancies on the bank's Board of Directors may be filled by the remaining members of the Board. Under the corporate law governing First Commercial, and as provided in First Commercial's Articles, vacancies on its board of directors shall be filled solely by the affirmative vote of a majority of the remaining directors then in office. This provision precludes the holder of a majority of First Commercial Stock from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by removal with his own nominees.

          Nomination  of  Director  Candidates  and  Advance
          Notice of  Matters to be Brought  Before an Annual
          Meeting by Stockholders

          First  Commercial's Articles  provide  that  nominations for  the election of directors and placement of matters before the stockholders at an annual meeting must be made as provided by the First Commercial Bylaws. The pertinent bylaw provisions provide that stockholders intending to nominate director candidates for election must deliver written notice thereof to the Secretary of First Commercial not later than (i) with respect to an election to be held at an annual meeting of stockholders, ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders, and (ii) with respect to an election to be held at a special meeting of stockholders, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. The Bylaws further provide that the notice shall set forth certain information concerning such stockholder and his nominee(s), including their names and addresses, a representation that the stockholder is entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, a description of all arrangements or understandings between the stockholder and each nominee, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such stockholder and the consent of each nominee to serve as a director of First Commercial if so elected.

          The First Commercial Bylaws further provide that for business properly to be brought before an annual meeting by a stockholder, the stockholder must deliver written notice of such matter to the Secretary of First Commercial not less than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of stockholders and the notice must set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business, (ii) the name and address of the stockholder proposing such business, (iii) the class and number of shares of First Commercial beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

          The advance notice requirements, by regulating stockholder nominations and matters to be brought before an annual meeting by stockholders, afford the board of directors of First Commercial the opportunity to consider the qualifications of proposed nominees and the importance of matters proposed to be brought before an annual meeting and to the extent deemed necessary or desirable by the Board, inform stockholders about the qualifications of nominees and issues important to the consideration of matters brought before an annual meeting. There is the chance that these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to adopt a matter which serves its own interest, without regard to whether such might be harmful or beneficial to First Commercial and its stockholders.

          The Articles of Association of CNB provide that in order for shareholders to nominate individuals for election to the Board of Directors such nomination must be in writing and must be delivered or mailed to the President of the bank and to the OCC not less than fourteen (14) nor more than fifty (50) days prior to any meeting of stockholders called for the election of directors; provided, however, that if less than twenty-one (21) days notice of the meeting is given to stockholders, such nomination shall be mailed or delivered not later than the close of business on the seventh (7th) day following the day on which notice of the meeting was mailed. Such notice must contain the following information: (i) the name and address of the proposed nominee; (ii) the principal occupation of the nominee; (iii) the total number of shares of capital stock of the bank that will be voted for the nominee; (iv) the name and residence address of the notifying shareholder; and (v) the number of shares of capital stock of the bank owned by the notifying shareholder.

          Fair Price Provision

          The following summary of the fair price provision in First Commercial's Articles (the "Fair Price Provision") is qualified in its entirety by reference to the Fair Price Provision found in Article Eighth of First Commercial's Articles, which appear as an exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part.

          First Commercial's Articles require approval by holders of eighty percent (80%) of the votes entitled to be cast as a condition for mergers and certain other business combinations (as hereinafter more fully defined, "Business Combination") involving First Commercial and any person or group holding five percent (5%) or more of the First Commercial Stock (an "Interested Shareholder"), unless the transaction is approved by a majority of the members of the First Commercial Board who are unaffiliated with the Interested Shareholder and who were directors before the
          Interested   Shareholder   became   an   Interested   Shareholder
          ("Disinterested Directors"), or certain minimum price and procedural requirements are met.

          A Business Combination includes (a) a merger or consolidation of First Commercial with an Interested Shareholder, (b) the sale or other disposition by First Commercial or a subsidiary of assets of $10,000,000 or more if an Interested Shareholder is a party to the transaction, (c) the issuance of stock or other securities of First Commercial or of a subsidiary to a person that, immediately prior to such issuance, is an Interested Shareholder in exchange for cash or property of $10,000,000 or more, (d) the adoption of any plan or proposal for the liquidation or dissolution of First Commercial proposed by or on behalf of an Interested Shareholder, or (e) any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect, directly or indirectly, of increasing the proportionate shares of the outstanding stock of any class of First Commercial or a subsidiary owned by an Interested Shareholder.

          The  80% affirmative  stockholder vote  contemplated by  the Fair
          Price Provision is not required if (1) the transaction is approved by a majority of the Disinterested Directors or (2) all of the various minimum price criteria and procedural requirements are satisfied.

          The minimum price criteria referred to above require that when cash or other consideration is being paid to First Commercial stockholders in connection with a Business Combination, the consideration to be paid would be required to be either cash or the same type of consideration used by the Interested Shareholder in acquiring the largest portion of its common stock prior to the first public announcement of the terms of the proposed Business Combination. In the case of payments to First Commercial stockholders, the per share fair market value of such payments would have to be at least equal in value to the higher of (i) the highest per share price paid by an Interested Shareholder in acquiring any shares during the two years prior to announcement of the Business Combination or in the transaction in which it became an Interested Shareholder (whichever is higher) or (ii) the fair market value per share of common stock on the date of the announcement of the Business Combination or on the date on which the Interested Shareholder became an Interested Shareholder (whichever is higher), in either case appropriately adjusted for any stock dividend, stock split or combination of shares.

          The Fair Price Provision provides that a vote of the holders of eighty percent (80%) or more of the votes entitled to be cast by the holders of First Commercial Common Stock is required in order to amend, alter or repeal, or adopt any provisions inconsistent with, the Fair Price Provision.

          Because of the higher percentage requirement for stockholder approval of any Business Combination not meeting the price and procedural requirements described above, and the possibility of having to pay a higher price than would otherwise be the case to other stockholders in such a Business Combination, it may become more costly for a purchaser to acquire control of First Commercial. The Fair Price Provision may therefore decrease the likelihood that a tender offer will be made for less than 80% of the voting power of First Commercial Common Stock and, as a result, may adversely affect those stockholders who would desire to participate in such a tender offer. The Fair Price Provision also has the effect of giving veto power to the holders of a minority of the voting power of First Commercial Common Stock with respect to a Business Combination that is opposed by the Board of Directors but which a majority of the stockholders may believe to be desirable and beneficial. In addition, since only the disinterested directors will have the authority to eliminate the 80% stockholder vote required for a Business Combination, the Fair Price Provision may have the effect of insulating current management against the possibility of removal in the event of a takeover bid.

                                    LEGAL OPINIONS

          The  validity of  the  shares of  First  Commercial Common  Stock offered hereby will be passed upon for First Commercial by Friday, Eldredge & Clark, Little Rock, Arkansas. Legal opinions relating to tax matters will be furnished by Friday, Eldredge & Clark, special tax counsel to First Commercial. Certain legal matters will be passed upon for CNB by Thomas T. Tatum.

                                       EXPERTS

          The consolidated financial statements of First Commercial at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 incorporated by reference in First Commercial's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon and incorporated by reference herein which, as to the year 1993, are based in part on the report of KPMG Peat Marwick LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                      FINANCIAL STATEMENTS OF CITY NATIONAL BANK

                         INDEX TO FINANCIAL STATEMENTS OF CNB

                                                                       Page

          Balance Sheets for September 30, 1996 and 1995 (unaudited) F-CNB-2

          Statements of Income for the Nine Months Ended September 30, 1996
          and 1995 (unaudited)                                       F-CNB-3

          Balance Sheets for December 31, 1995 and 1994 (unaudited)  F-CNB-4

          Statements of Income for the Years Ended December 31, 1995,
          1994 and 1993 (unaudited)                                  F-CNB-5

          Statements of Cash Flows for the Nine Months Ended September 30, 1996 and 1995 and for the Years Ended December 31, 1995,
          1994 and 1993 (unaudited)                                  F-CNB-8





                                     F-CNB-1

                          City National Bank
                            Balance Sheets
                               Unaudited


                                   September 30,
                                --------------------
                                  1996        1995

         Assets
        --------

Cash and Due from Banks        3,621,796     2,335,357

Short Term Investments                 0     1,572,251

Investment Securities          2,544,301     2,468,448

Real Estate Loans             14,398,032    12,906,057
Commercial Loans               7,421,661     7,937,099
Consumer Loans and Other      11,433,989     9,233,278
Unearned Discount               (644,816)     (677,528)
                              ----------    ----------
Total Loans                   32,608,866    29,398,906

Reserve for Loan Losses         (327,219)     (289,553)

Building                       1,910,820     1,877,455
Furniture and Fixtures           450,928       463,190
Bank Auto                              0             0

Total Fixed Assets             2,361,748     2,340,645

Other Assets                     812,342       696,414
                              ----------     ----------
Total Assets                  41,621,834     38,522,468



       Liabilities
      -------------

Non Interest Bearing Demand    8,116,384     6,206,567
Interest Bearing Demand       10,656,105    12,149,448
Savings                        2,939,741     3,324,731
Certificates of Deposit       15,499,648    14,051,548
                              ----------    ----------
Total Deposits                37,211,878    35,732,294

Borrowed Funds                 1,165,000             0

Other Liabilities                436,278       331,229

Total Liabilities             38,813,156    36,063,523
                              ----------    ----------

Common Stock                     862,500       862,500
Surplus                          862,500       862,500
Undivided Profits              1,108,454       733,945
Unrealized gains (losses)        (24,776)            0
                               ---------     ---------
Total Equity                   2,808,678     2,458,945
                              ----------    ----------
Total Liabilities and Equity  41,621,834    38,522,468
                              ==========    ==========


                                     F-CNB-2

                          City National Bank
                         Statements of Income
                               Unaudited


                             Nine Months Ended September 30,
                             ------------------------------

                                    1996          1995
                                    ----          ----

Interest Income on Securities      161,513        190,966
Interest Income on Loans         2,246,946      1,871,450
Loan Fee Income                     62,406         56,645
                                 ---------      ---------
                                 2,470,865      2,119,061

Total Interest Income
Interest Expense                   968,207        920,349
                                 ---------      ---------

Net Interest Income              1,502,658      1,198,712
Provision for Loan Losses          147,000         70,000
                                 ---------      ---------
Net Int Income after Provision   1,355,658      1,128,712

Deposit Fee Income                 446,425        372,925
Other Income                        96,618        118,505
                                  --------       --------
Total Noninterest Income           543,043        491,430

Salaries and Benefits              581,152        545,061
Occupancy Expense                  361,833        277,819
All Other Expenses                 482,059        494,597
                                 ---------      ---------
Total Noninterest Expenses       1,425,044      1,317,477
                                 ---------      ---------

Net Income Before FIT              473,657        302,665
Federal Income Tax Provision       139,000         78,000
                                 ---------      ---------
Net Income After Taxes             334,657        224,665
                                 =========      =========

                                       F-CNB-3

                        City National Bank
                           Balance Sheets
                             Unaudited


                                     December 31,
                                    ---------------
                                  1995         1994
                                 ------       ------

        Assets
      ----------

Cash and Due from Banks        2,232,512      2,263,118

Short Term Investments         2,491,000        774,251

Investment Securities          2,357,173      2,655,303

Real Estate Loans             12,935,132      9,928,944
Commercial Loans               8,080,734      7,596,676
Consumer Loans and Other       9,291,714      8,386,478
Unearned Discount               (639,642)      (627,798)
                              ----------     ----------
Total Loans                   29,667,938     25,284,300

Reserve for Loan Losses         (291,748)      (278,214)

Building                       1,877,794      1,378,444
Furniture and Fixtures           414,744        238,524
Bank Auto                              0         15,847
                               ---------      ---------
Total Fixed Assets             2,292,538      1,632,815

Other Assets                     785,445        546,940
                              ----------     ----------
Total Assets                  39,534,858     32,878,513
                              ==========     ==========

       Liabilities
      -------------

Non Interest Bearing Demand    6,709,097      5,287,185
Interest Bearing Demand       12,340,583     11,224,325
Savings                        3,205,331      2,956,734
Certificates of Deposit       14,526,108      9,079,651
                              ----------     ----------
Total Deposits                36,781,119     28,547,895

Borrowed Funds                         0      1,855,000

Other Liabilities                271,942        241,338
                              ----------     ----------
Total Liabilities             37,053,061     30,644,233
                              ----------     ----------

                                  F-CNB-4

Common Stock                     862,500        862,500
Surplus                          862,500        862,500
Undivided Profits                773,797        509,280
Unrealized gains (losses)        (17,000)             0
                              ----------     ----------
Total Equity                   2,481,797      2,234,280
                              ----------     ----------

Total Liabilities and Equity  39,534,858     32,878,513
                              ==========     ==========

                          City National Bank
                         Statements of Income
                                Unaudited


                                       Year Ended December 31,
                                       -----------------------

                                     1995          1994       1993
                                     ----          ----       ----

Interest Income on Securities       259,054      209,572      237,589
Interest Income on Loans          2,566,025    2,071,099    1,826,646
Loan Fee Income                      98,470       99,522       83,865
                                  ---------    ---------    ---------
                                  2,923,549    2,380,193    2,148,100
Total Interest Income
Interest Expense                  1,270,238      724,435      645,712
                                  ---------    ---------    ---------

Net Interest Income               1,653,311    1,655,758    1,502,388
Provision for Loan Losses           100,000      120,000       53,500
                                  ---------    ---------    ---------
Net Int Income after Provision    1,553,311    1,535,758    1,448,888

Deposit Fee Income                  543,092      416,240      364,432
Other Income                        112,737       60,960       83,759
                                   --------     --------    ---------
Total Noninterest Income            655,829      477,200      448,191

Salaries and Benefits               737,607      611,095      565,401
Occupancy Expense                   440,819      253,866      218,800
All Other Expenses                  643,497      626,634      654,239
                                  ---------    ---------    ---------
Total Noninterest Expenses        1,821,923    1,491,595    1,438,440
                                  ---------    ---------    ---------

Net Income Before FIT               387,217      521,363      458,639
Federal Income Tax Provision        122,700      167,000       48,500
                                   --------     --------     --------
Net Income After Taxes              264,517      354,363      410,139
                                   ========     ========     ========


                                    F-CNB-5

                                                     City National Bank
                                                  Statements of Cash Flows
                                                           (000's)
                                                                           Unaudited
                                                                          -----------

                                                       Nine Months Ended
                                                         September 30,                     Year Ended December 31,
                                                        1996          1995            1995           1994           1993
                                                       ------        ------          ------         ------         ------

Operating Activities
  Net Income                                            335             225            265            354            410
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Depreciation                                        104              54            132             70             64
    Increase (decrease) in loan loss reserve             35              11             14            (13)            18
    Increase (decrease) in taxes payable                 14              72            133             49             58
    Decrease (increase) in interest receivable         (144)            (45)           (57)           (41)            10
    Increase (decrease) in interest payable              (3)             28             33             20             (9)
    Decrease (increase) in prepaid and other assets      27            (144)          (170)             5             (1)
    Increase (decrease) in accrued expenses             148              (9)          (111)            31             (8)
                                                      -----           -----          -----          -----           -----
Net cash provided by operating activities               516             192            239            475            542

Investing Activities
    Proceeds from maturing investment securities        200               0            400            165            400
    Paydowns on investment securitites                   45             187            260              4             44
    Purchases of investment securities                 (436)              0           (400)          (654)          (660)
    Decrease (increase) in Fed Funds sold             2,491            (798)        (1,717)         2,953         (1,163)
    Decrease (increase) in loans                     (2,941)         (4,115)        (4,384)        (4,739)        (4,202)
    Fixed asset purchases                              (173)           (762)          (792)          (460)          (150)
    Proceeds from sale of fixed assets                    0               0              0              0              0
    Purchase of other real estate owned                   0               0            (14)           237              0
    Proceeds from sale of other real estate owned        91              39              0              0            246
                                                      -----           -----          -----          -----          -----
Net cash used in investing activities                  (723)         (5,449)        (6,647)        (2,494)        (5,485)

Financing Activities
    Dividends paid                                        0               0              0            (43)             0
    Increase (decrease) in deposits                     431           7,184          8,233            565          5,574
    Increase (decrease) in short-term borrowings      1,165          (1,855)        (1,855)         1,855              0
                                                      -----           -----          -----          -----          -----
Net cash provided by financing activities             1,596           5,329          6,378          2,377          5,574

Net increase (decrease) in cash and cash equivalents  1,389              72            (30)           358            631

Cash and cash equivalents at beginning of period      2,233           2,263          2,263          1,905          1,274
                                                      -----           -----          -----          -----          -----
Cash and cash equivalents at end of period            3,622           2,335          2,233          2,263          1,905
                                                      =====           =====          =====          =====          =====

                                        F-CNB-8

                                                                   APPENDIX A

          Ch. 2  Consolidation and Merger                     12 Section 215a

          Section 215a MERGER OF NATIONAL BANKS OR STATE BANKS INTO NATIONAL
          BANKS

          (b)  Dissenting shareholders

               If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

          (c)  Valuation of shares

               The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and
          (3) one selected  by the two so  selected.  The valuation  agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

          (d)  Application   to   shareholders  of   merging  associations:
               appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

               If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS



          Item 21.  Exhibits and Financial Statement Schedules.

               Number                   Description

            * 2.1(a) Plan and Agreement of Merger among First Commercial Corporation, Tyler Bank and Trust, N.A., Tyler, Texas and City National Bank, Whitehouse, Texas.

              2.1(b) Amendment No. 1 to Plan and Agreement of Merger among First Commercial Corporation, Tyler Bank and Trust, N.A., Tyler, Texas and City National Bank, Whitehouse, Texas.

              2.1(c) Amendment No. 2 to Plan and Agreement of Merger among First Commercial Corporation, Tyler Bank and Trust, N.A., Tyler, Texas and City National Bank, Whitehouse, Texas.

            * 2.2 Plan and Agreement of Merger among First Commercial Corporation, Stone Fort National Bank, Nacogdoches, Texas and Security National Bank, Nacogdoches, Texas.

           ** 4.1 First Commercial's Second Amended and Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3(i) to Form 10-Q for the quarterly period ended June 30, 1996.

           ** 4.2 First Commercial's By-Laws as currently in effect (incorporated by reference to Exhibit 3(d) to Form 10-K for the fiscal year ended December 31, 1991, as amended, in 0-9676).

           ** 4.3 Rights Agreement (incorporated by reference to Exhibit 4 to Form 8-K dated September 18, 1990, in 0-9676).

            * 5               Opinion and  Consent  of Friday,  Eldredge  &
                              Clark.

            * 8 Opinions and Consents of Friday, Eldredge & Clark regarding certain tax matters.

            * 23.1 Consent of Friday, Eldredge & Clark (included in Exhibits 5 and 8 to this Registration Statement).

              23.2            Consent of Ernst & Young LLP.

              23.3            Consent of KPMG Peat Marwick LLP.

            * 23.4            Consent of Ken Rogers & Associates, LTD.

            * 24              Powers of Attorney.

            * 99              Forms of Proxy.



           *Previously filed.
          **Incorporated herein by reference as indicated.

                                      SIGNATURES

               Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the
          Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on the 6th day of February, 1997.

                                        FIRST COMMERCIAL CORPORATION

                                        /s/ J. Lynn Wright

                                        J. Lynn Wright
                                        Chief Financial Officer


               Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 6th day of February, 1997.

                     *                  Chairman of the Board, Chief
          Barnett Grace                 Executive Officer, President and
                                        Director
                                        (Principal Executive Officer)


         /s/ J. Lynn Wright             Chief Financial Officer
          J. Lynn Wright                (Principal Financial and
                                        Accounting Officer)


                    *                   Director
          John W. Allison


                    *                   Director
          Truman Arnold


                    *                   Director
          William H. Bowen


                                        Director
          Peggy Clark


                    *                   Director
          Robert G. Cress


                                        Director
          Cecil W. Cupp, Jr.

                    *                   Director
          Frank D. Hickingbotham


                    *                   Director
          Walter E. Hussman, Jr.


                    *                   Director
          Frederick E. Joyce, M.D.


                    *                   Director
          Jack G. Justus


                    *                   Director
          William M. Lemley


                    *                   Director
          Michael W. Murphy


                    *                   Director
          Sam C. Sowell


                    *                   Director
          Paul D. Tilley


          *By: /s/ Edwin P. Henry
               Edwin P. Henry
               Attorney-in-Fact

          Edwin P. Henry, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons, filed or to be filed with the Securities and Exchange Commission as supplemental information.

                                  INDEX TO EXHIBITS

               Index
               Number                   Description

            * 2.1(a) Plan and Agreement of Merger among First Commercial Corporation, Tyler Bank and Trust, N.A., Tyler, Texas and City National Bank, Whitehouse, Texas.

              2.1(b) Amendment No. 1 to Plan and Agreement of Merger among First Commercial Corporation, Tyler Bank and Trust, N.A., Tyler, Texas and City National Bank, Whitehouse, Texas.

              2.1(c) Amendment No. 2 to Plan and Agreement of Merger among First Commercial Corporation, Tyler Bank and Trust, N.A., Tyler, Texas and City National Bank, Whitehouse, Texas.

            * 2.2 Plan and Agreement of Merger among First Commercial Corporation, Stone Fort National Bank, Nacogdoches, Texas and Security National Bank, Nacogdoches, Texas.

           ** 4.1 First Commercial's Second Amended and Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3(i) to Form 10-Q for the quarterly period ended June 30, 1996.

           ** 4.2 First Commercial's By-Laws as currently in effect (incorporated by reference to Exhibit 3(d) to Form 10-K for the fiscal year ended December 31, 1991, as amended, in 0-9676).

           ** 4.3 Rights Agreement (incorporated by reference to Exhibit 4 to Form 8-K dated September 18, 1990, in 0-9676).

            * 5               Opinion  and  Consent of  Friday,  Eldredge &
                              Clark.

            * 8 Opinions and Consents of Friday, Eldredge & Clark regarding certain tax matters.

            * 23.1 Consent of Friday, Eldredge & Clark (included in Exhibits 5 and 8 to this Registration Statement).

              23.2            Consent of Ernst & Young LLP.

              23.3            Consent of KPMG Peat Marwick LLP.

            * 23.4            Consent of Ken Rogers & Associates, LTD.

            * 24              Powers of Attorney.

            * 99              Forms of Proxy.



           *Previously filed.
          **Incorporated herein by reference as indicated.

                                                             EXHIBIT 2.1(b)
                                  AMENDMENT NO. 1 TO
                             PLAN AND AGREEMENT OF MERGER
                                        AMONG
                            FIRST COMMERCIAL CORPORATION,
                              TYLER BANK AND TRUST, N.A.
                      AND CITY NATIONAL BANK, WHITEHOUSE, TEXAS


               This Amendment No. 1 (the "First Amendment Agreement") is made effective October 16, 1996 among FIRST COMMERCIAL CORPORATION ("First Commercial"), TYLER BANK AND TRUST, N.A. ("TBT") and CITY NATIONAL BANK, WHITEHOUSE, TEXAS ("CNB").

               WHEREAS, on May 9, 1996 the parties entered into a Plan and Agreement of Merger (the "Merger Agreement") contemplating, among other things, the merger of CNB with and into TBT with the stockholders of CNB receiving shares of common stock of First Commercial;

               NOW, THEREFORE, in consideration of these premises and the mutual promises, representations, covenants and actions hereinafter set forth, the parties hereto, each intending to be legally bound hereby, AGREE as follows:

               1. All capitalized terms not specifically defined in this First Amendment Agreement shall have the meanings provided in the Merger Agreement.

               2. The third sentence of Section 1.04 of the Merger Agreement is hereby amended to read in its entirety as follows:

               "The parties hereto will use their best efforts to accomplish the Closing before March 31, 1997."

               3. Subsection (c) of Section 6.01 of the Merger Agreement is hereby amended in its entirety to read as follows:

               "By either CNB or First Commercial if the Closing Date shall not have occurred, for reasons other than a breach of this Agreement by the party seeking termination, on or before March 31, 1997, or such later date agreed to in writing by the parties; or"

               4. This First Amendment Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall be deemed effective when one or more of such counterparts have been signed by each of the parties and delivered to the others.

               5. This First Amendment Agreement shall be governed by and construed in accordance with the laws of the State of Arkansas.

               Except as specifically amended by this First Amendment Agreement, the Merger Agreement shall continue to have full force and effect between the parties hereto.

               IN  WITNESS  WHEREOF, First  Commercial,  TBT  and CNB  have
          caused  this   First  Amendment  Agreement  to   be  executed  in
          counterparts as of the date first above written.

                                        FIRST COMMERCIAL CORPORATION

          ATTEST:
                                        By:      /s/ J. Lynn Wright
          /s/ Donna B. Rogers
          Secretary                     Title: Chief Financial Officer





                                        TYLER BANK & TRUST, N.A.
          ATTEST:
                                        By:   /s/ Neil S. West
          /s/ Dana Gregory
          Secretary                     Title: Chairman and Chief
                                               Executive Officer




                                        CITY  NATIONAL   BANK,  WHITEHOUSE,
          TEXAS

          ATTEST:
                                        By:   /s/ Tom Tatum
          /s/ Nancy Duress
          Secretary                     Title: Interim President

                                                             EXHIBIT 2.1(c)
                                  AMENDMENT NO. 2 TO
                             PLAN AND AGREEMENT OF MERGER
                                        AMONG
                            FIRST COMMERCIAL CORPORATION,
                       TYLER BANK AND TRUST, N.A., TYLER, TEXAS
                      AND CITY NATIONAL BANK, WHITEHOUSE, TEXAS


               This Amendment No. 2 (the "Second Amendment Agreement") is made effective December 26, 1996 among FIRST COMMERCIAL CORPORATION ("First Commercial"), TYLER BANK AND TRUST, N.A., TYLER, TEXAS ("TBT"), and CITY NATIONAL BANK, WHITEHOUSE, TEXAS ("CNB").

               WHEREAS, on May 9, 1996 the parties entered into a Plan and Agreement of Merger, which was amended by Amendment No. 1 dated October 16, 1996 (such Agreement, as amended, being hereinafter referred to as the "Merger Agreement"), contemplating, among other things, the merger of CNB with and into TBT with the stockholders of CNB receiving shares of common stock of First Commercial;

               NOW, THEREFORE, in consideration of these premises and the mutual promises, representations, covenants and actions hereinafter set forth, the parties hereto, each intending to be legally bound hereby, AGREE as follows:

               1. All capitalized terms not specifically defined in this Second Amendment Agreement shall have the meanings provided in the Merger Agreement.

               2. The third sentence of Section 1.04 of the Merger Agreement is hereby amended to read in its entirety as follows:
          "The parties hereto will use their best efforts to accomplish the Closing before April 30, 1997."

               3. The eighth line of subsection (a) of Section 1.06 of the Merger Agreement is hereby amended so that the number "174,492" appearing therein shall now read "145,507."

               4. Subsection (a) of Section 1.06 of the Merger Agreement is hereby amended by inserting the following language at the end of such subsection after the word "appropriate":

               "; provided, further, that the number of shares of First Commercial Stock to be issued as the Merger Consideration shall be reduced by 10,000 shares, subject to such adjustment as provided above, which shares shall be placed in escrow pursuant to the terms of an Escrow Agreement as described in Section 5.01(q)."

               5. Section 5.01 of the Merger Agreement is hereby amended by adding a new subsection (q) which shall read as follows:

                    "(q) Delivery of Escrow Agreement.  CNB shall have
               entered into an Escrow Agreement with First Commercial in substantially the form attached hereto as Exhibit C."

               6. Subsection (j) of Section 5.02 of the Merger Agreement is hereby amended in its entirety to read as follows:

                    "(j)  No Adverse Change  in Market Price for First
               Commercial Stock. The average of the individual averages of the bid and asked prices of First Commercial Stock on the Nasdaq National Market for the twenty (20) business days preceding the Closing Date shall not be less than $32.00, subject to such adjustment as provided in Section 1.06 hereof."

               7. Subsection (c) of Section 6.01 of the Merger Agreement is hereby amended in its entirety to read as follows:

                    "(c) By  either  CNB or  First  Commercial  if the
               Closing Date shall not have occurred, for reasons other than a breach of this Agreement by the party seeking termination, on or before April 30, 1997, or such later date agreed to in writing by the parties; or"

               8. This Second Amendment Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall be deemed effective when one or more of such counterparts have been signed by each of the parties and delivered to the others.

               9. This Second Amendment Agreement shall be governed by and construed in accordance with the laws of the State of Arkansas.

               Except as specifically amended by this Second Amendment Agreement, the Merger Agreement shall continue to have full force and effect between the parties hereto.


                               [Signature Page Follows]

               IN  WITNESS  WHEREOF, First  Commercial,  TBT  and CNB  have
          caused  this   First  Amendment  Agreement  to   be  executed  in
          counterparts as of the date first above written.

                                        FIRST COMMERCIAL CORPORATION

          ATTEST:
                                        By: /s/ J. Lynn Wright
          /s/ J. French Hill
          Executive Officer             Title: Chief Financial Officer





                                        TYLER BANK & TRUST, N.A.,
                                        TYLER, TEXAS
          ATTEST:
                                        By: /s/ Neil S. West
          /s/ Dana Gregory
          Secretary                     Title: Chairman of the Board





                                        CITY  NATIONAL  BANK,  WHITEHOUSE,
                                        TEXAS
          ATTEST:
                                        By: /s/ Clyde A. Weaver
          /s/ Nancy Duress
          Secretary                     Title: Chairman of the Board

                                                                  EXHIBIT C

                                   ESCROW AGREEMENT

               This Escrow Agreement is executed effective as of ________, 1997 by and among FIRST COMMERCIAL CORPORATION ("First Commercial"), CITY NATIONAL BANK, Whitehouse, Texas ("CNB"), and FIRST COMMERCIAL TRUST COMPANY, N.A. (the "Escrow Agent").

                                 W I T N E S S E T H:

               WHEREAS, First Commercial, Tyler Bank and Trust, N.A., Tyler, Texas ("TBT"), and CNB have entered into a Plan and Agreement of Merger dated May 9, 1996, as amended October 16, 1996 and December 26, 1996 (the "Merger Agreement"),pursuant to which CNB will be merged with and into TBT with the CNB stockholders receiving shares of common stock of First Commercial (such stockholders being hereinafter referred to as the "CNB Stockholders"); and

               WHEREAS, CNB and TBT currently are involved in certain litigation with Betty Sizemore (the "Sizemore Dispute"); and

               WHEREAS, First Commercial desires to place in an escrow account 10,000 of the shares of First Commercial Common Stock to be paid as Merger Consideration, such shares to be used to pay, as an adjustment to the Merger Consideration, any liabilities of CNB (or TBT as successor to CNB) that might arise in connection with the Sizemore Dispute; and

               WHEREAS, the parties have agreed to execute and deliver this Escrow Agreement for the purpose of setting forth the terms governing the above-referenced escrow account and for the other purposes contained herein;

               NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, AGREE as follows:

               1. Appointment of Escrow Agent. First Commercial and CNB hereby designate and appoint Escrow Agent as their agent to perform the duties and services specified herein, and Escrow Agent hereby accepts such engagement, upon the terms and conditions hereinafter set forth.

               2. Appointment of CNB Stockholders Representative. CNB hereby designates ___________ (the "CNB Stockholders Representative") to act on behalf of the CNB Stockholders in connection with all matters pertaining to this Agreement.

               3. Capitalized Terms. The capitalized terms not otherwise defined herein shall have the meanings as set forth in the Merger Agreement, unless the context otherwise specifically requires.

               4. Deposit of Escrow Shares. First Commercial hereby tenders to Escrow Agent, and Escrow Agent hereby acknowledges and accepts delivery of, 10,000 shares of First Commercial Common Stock, $3.00 par value per share (the "Escrow Shares"), for the purpose of protecting First Commercial to the extent set forth herein from actual losses incurred in connection with the Sizemore Dispute. The Escrow Agent shall maintain the Escrow Shares in a fiduciary capacity in a separate trust account as agent of First Commercial and the CNB Stockholders and shall hold and disburse the Escrow Shares pursuant to the terms and conditions of this Escrow Agreement.

               5. Escrow Fee. The Escrow Agent shall be paid a fee for its services hereunder as provided in the schedule of fees attached hereto and incorporated herein as Exhibit A. The escrow fee shall be paid by First Commercial.

               6.   Disposition of Escrow Shares.

                    (a) Distribution to First Commercial. Any liabilities incurred by TBT or First Commercial in connection with the Sizemore Dispute (including, in the event the Sizemore Dispute is not resolved in favor of CNB and TBT, the cost of defending such Sizemore Dispute) shall result in the Escrow Agent paying over and delivering to First Commercial, as an adjustment to the Merger Consideration, a number of Escrow Shares having a value, based on the value of such shares at the Closing Date, equal to any such liability. Such shares shall be delivered to First Commercial upon receipt of (i) a copy of the final judgment in the Sizemore Dispute and a certificate of counsel for CNB that the time for appeal has expired or (ii) a CNB officer's certificate setting forth the terms of a binding settlement agreement between the parties with respect to the Sizemore
          Dispute. Any such settlement shall preclude Ms. Sizemore from bringing any further action against CNB or TBT for any matter arising out of or in connection with the Sizemore Dispute.

                    (b) Distribution to the Former CNB Stockholders. Following any distributions made pursuant to Section 6(a) above, the Escrow Agent shall release to the CNB Stockholders the balance of the Escrow Shares then held by the Escrow Agent upon receipt of certification from counsel for CNB that the Sizemore Dispute has been dismissed, settled, or has been finally determined with no liability to CNB (or with liability to CNB in an amount less than the value, determined as of the Closing Date, of the Escrow Shares) and the time for appeal has expired. To the extent any Escrow Shares are released to the CNB Stockholders, each shareholder shall receive a number of shares that is in the same proportion to the aggregate number of such released shares as the number of shares received by him at Closing was to the aggregate number of shares issued at Closing.

                    (c) Dividends. Any dividends paid on the Escrow Shares shall be immediately paid over and delivered to the CNB Stockholders, except that no such dividends shall be payable on any Escrow Shares distributed to First Commercial pursuant to
          Section 6(a).

                    (d) Voting. The CNB Stockholders shall have voting rights with respect to any Escrow Shares held by the Escrow Agent. The CNB Stockholders shall not have voting rights with respect to any such shares distributed to First Commercial pursuant to Section 6(a).

                    (e) Transferability. The Escrow Shares and the CNB Stockholders' rights hereunder shall not be transferable by the CNB Stockholders during the term of this Agreement, and the CNB Stockholders shall not have the right to substitute any other property for the Escrow Shares.

               7.   Defense  of the  Litigation.   First Commercial  shall,
          following the Effective Date of the Merger, vigorously defend the Sizemore Dispute using counsel acceptable to, and approved by (which approval shall not be unreasonably withheld or delayed), the CNB Stockholders Representative. Additionally, First Commercial will not, and will not allow CNB to, pay any amount in settlement of the Sizemore Dispute without the CNB Stockholders Representative's written consent to the terms and provisions of any such settlement, which consent shall not be unreasonably withheld or delayed.

               8. Controversy Between the Parties. Any dispute with regard to this Escrow Agreement, including interpleader by the Escrow Agent, shall be in the jurisdiction of the United States District Court for the Eastern District of Arkansas.

               9. Administration. The Escrow Agent undertakes to perform only the duties expressly set forth herein. The Escrow Agent may rely, and shall be authorized to act or refrain from acting upon, any written notice, demand, instruction or request furnished to it as provided herein which Escrow Agent believes in good faith to be genuine and to have been signed and presented by the proper party. The Escrow Agent may from time to time engage independent legal counsel for advice concerning the subject matter and proper administration of this Escrow Agreement and shall be held harmless by the parties hereto for any actions taken or omitted in good faith in accordance with the opinion of such counsel.

               10.  Limitation on Liability of Escrow Agent.          First
          Commercial and CNB agree to hold Escrow Agent harmless from any acts or omissions of Escrow Agent taken or omitted in good faith in connection with the performance of services pursuant to this Escrow Agreement, except acts or omissions which constitute a breach of fiduciary duty or gross, willful, or wanton negligence or misconduct.

               11.  Removal and Resignation.

                    (a) Removal. The Escrow Agent may be removed at any time, with or without cause, upon written agreement of First Commercial and the CNB Stockholders Representative. In such event a new escrow agent shall be appointed by First Commercial and the CNB Stockholders Representative and the Escrow Shares shall be promptly transferred to said successor.

                    (b) Resignation. The Escrow Agent may resign from its appointment hereunder only upon thirty (30) days prior written notice to First Commercial and the CNB Stockholders
          Representative. In such event First Commercial and the CNB Stockholders Representative shall appoint a new escrow agent. However, in the event First Commercial and the CNB Stockholders Representative are unable to agree on a successor within said thirty (30) day period, the Escrow Agent shall appoint a similar institution as successor escrow agent to serve pursuant to the terms and conditions of this agreement.

               12. Fees of Legal Counsel. In the event Escrow Agent employs counsel for purposes of an interpleader or other similar action, First Commercial shall reimburse Escrow Agent for all reasonable attorneys' fees and expenses incurred in good faith in connection with such action.

               13.  Miscellaneous.

                    (a) Modification. No provision contained herein may be modified, amended, or waived except by written agreement signed by the party to be bound thereby.

                    (b) Binding Effect and Benefit. This agreement shall inure to the benefit of, and shall be binding upon, the parties hereto, and their respective heirs, executors, administrators, personal representatives, successors, and permitted assigns.

                    (c)  Headings and Captions.  Subject    headings    and
          captions are included for convenience purposes only and shall not affect the interpretation of this agreement.

                    (d) Notice. All notices, requests, demands, and other communications permitted or required hereunder shall be deemed to have been duly given if delivered or sent by first class registered or certified mail, postage prepaid, with return receipt requested, or by recognized overnight courier as follows:

               If to CNB, to:

                    City National Bank
                    1125 Highway 110 North
                    Whitehouse, Texas  75791
                    Attention:  Mr. Tom Tatum

               If to First Commercial, to:

                    First Commercial Corporation
                    400 West Capitol Avenue
                    Little Rock, Arkansas  72201
                    Attention:  Mr. J. Lynn Wright

               with copy to:

                    Mr. John Clayton Randolph
                    Friday, Eldredge & Clark
                    400 West Capitol Avenue, Suite 2000
                    Little Rock, Arkansas  72201-3493

               If to Escrow Agent, to:

                    First Commercial Trust Company, N.A.
                    400 West Capitol Avenue
                    Little Rock, Arkansas  72201
                    Attention: Debi DeHan

          or to such other address as such party may designate by notice in accordance with this Section 11(d).

                    (e) Entire Agreement. This document constitutes the entire agreement of the parties and supersedes any and all other prior agreements, oral or written, with respect to the subject matter contained herein, and the parties acknowledge and agree that Escrow Agent is not a party to the Merger Agreement.

                    (f) Governing Law. This agreement shall be subject to and governed by the laws of the State of Arkansas.

                    (g)  Incorporation by Reference.      The   terms   and
          conditions of the Merger Agreement are hereby incorporated herein by reference as between First Commercial, TBT and CNB.

                    (h) Waiver. No waiver of a breach or violation of this Agreement shall operate or be construed as a waiver of any subsequent breach or limit or restrict any right or remedy otherwise available. Any waiver must be in writing.

                    (i)   Rights and  Remedies Cumulative.   The rights and
          remedies expressed herein are cumulative and not exclusive of any rights and remedies otherwise available.

                    (j) Gender and Pronouns. Throughout this agreement, the masculine shall include the feminine and neuter and the singular shall include the plural and vice versa as the context requires.

                    (k) Counterparts. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

               IN WITNESS WHEREOF, the parties hereto have executed this agreement effective as of the day and year aforesaid.

                                        FIRST COMMERCIAL CORPORATION


                                        By:________________________________

                                        Title:_____________________________


          ATTEST:


          ___________________________
          Secretary

                                        CITY NATIONAL BANK


                                        By: ______________________________

                                        Title: ___________________________

          ATTEST:


          ___________________________
          Secretary


                                        ESCROW AGENT:

                                        FIRST  COMMERCIAL   TRUST  COMPANY,
          N.A.


                                        By:

                                        Title:

                                                          EXHIBIT 23.2

                      CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to Registration Statement (Form S-4 333-12353) and related Prospectus of First Commercial Corporation for the registration of 145,507 shares of its common stock and to the incorporation by reference therein of our report dated January 30, 1996, with respect to the consolidated financial statements of First Commercial Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 1995, filed with the Securities and Exchange Commission.

                                   ERNST & YOUNG LLP

     Little Rock, Arkansas
     February 5, 1997

                                                          EXHIBIT 23.3


                          CONSENT OF INDEPENDENT AUDITORS


     The Board of Directors
     First Commercial Corporation:

     We consent to the incorporation by reference in the Registration Statement (333-12353) on Form S-4 of First Commercial Corporation of our report dated January 28, 1994, relating to the consolidated statements of income, stockholders' equity and cash flows of State First Financial Corporation and subsidiaries for the year ended December 31, 1993 which report appears as Exhibit 99(a) in the December 31, 1995 Annual Report on Form 10-K of First Commercial Corporation.

     We also consent to the reference to our firm under the heading "Experts" in the Joint Proxy Statement/Prospectus.


                                   KPMG Peat Marwick LLP

     Little Rock, Arkansas
     February 5, 1997